As filed with the Securities and Exchange Commission on May 29, 202 6 ,

Securities Act File No. 333-276064

1940 Act File No. 811-23921

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
☐	Pre-Effective Amendment __
☒	Post-Effective Amendment 3

☒	REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
☒	Amendment 6

Beacon Pointe Multi-Alternative Fund

(Exact Name of Registrant as Specified in Charter)

24 Corporate Plaza Drive

Suite 150

Newport Beach CA 92660

(Address of Principal Executive Offices)

(949) 718-1600

(Registrant’s Telephone Number)

Copies to:

Terrence Davis, Esq. & Tanya Boyle, Esq. DLA Piper, LLP 1201 West Peachtree Street Suite 2900 Atlanta, GA 30309

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☒	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______ .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Prospectus

August 1, 202 6

Beacon Pointe Multi-Alternative Fund

Class I Shares (BPMAX) of Beneficial Interest

$1,000 minimum purchase

Beacon Pointe Multi-Alternative Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

This prospectus provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class I Statement of Additional Information (“SAI”) dated August 1, 202 6 , has been filed with the U.S. Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at Beacon Pointe Multi-Alternative Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, OH 45246 or Via Overnight Mail: 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246, by calling toll-free 833-822-4060, or by visiting https://beaconpointefunds.com. The table of contents of the SAI appears on page 32 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports, when available, and other information about the Fund or make shareholder inquiries by calling 833-822-4060 or by visiting https://beaconpointefunds.com. The SAI, material incorporated by reference, and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles.

Summary of Investment Strategy. The Fund pursues its investment objective by strategically investing in a portfolio of registered closed-end interval funds that invest in a variety of asset classes.

Risks. Investing in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment. The Fund intends to provide limited liquidity through quarterly offers to repurchase a limited amount of the Fund’s shares (at least 5% of shares outstanding); however, there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer.

●	The Fund will ordinarily declare and pay distributions from its net investment income, if any, once a quarter, and net realized capital gains annually; however, the amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as borrowings. Such distributions may constitute a return of capital and reduce a shareholder’s adjusted tax basis in Fund shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of Fund shares. To the extent such distributions are a return of capital, the distributions should not be considered the dividend yield or total return of an investment in Fund shares.

●	The Fund does not intend to list Fund shares on any securities exchange, and the Fund does not expect a secondary market for Fund shares to develop. You should not expect to be able to sell your shares regardless of how we perform. You should consider that you may not have access to the money you invest in Fund shares for an extended period of time.

The Adviser. The Fund’s investment adviser is Beacon Pointe Advisors, LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class I shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, under the terms of this prospectus, an unlimited number of Class I shares of beneficial interest, at net asset value. Class I shares are not subject to sales loads. The minimum initial investment by a shareholder in Class I shares is $1,000. Subsequent investments in Class I shares may be made with at least $100. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered through Ultimus Fund Distributors, LLC (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. As of June 30, 202 6 , the Fund’s net asset value per share was $ [__] for Class I shares. As of June 30, 202 6 , there were [___] Class I shares outstanding . The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. During the continuous offering, shares will be sold at the net asset value of the Fund next determined plus any applicable sales load. See “Plan of Distribution.”

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares, liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Quarterly Repurchases of Shares” beginning on page 22 of this prospectus and “Risk Factors - Risks Related to an Investment in the Fund - Repurchase Policy Risks” beginning on page 14 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund

Beacon Pointe Multi-Alternative Fund is a continuously offered, non-diversified, closed-end management investment company. The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of shares at net asset value (“NAV”), which will be calculated on a daily basis. See “Quarterly Repurchases of Shares,” and “Determination of Net Asset Value.”

Investment Objective

The Fund’s investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles.

Investment Strategy

The Fund pursues its investment objective by strategically investing in a portfolio of U.S. registered open-end funds, such as mutual funds and ETFs, registered closed-end funds, such as interval funds and tender offer funds , and private funds that would be investment companies but for the exclusions from the definition of investment company under Sections 3(c)(1) or 3(c)(7) under the 1940 Act) (“Private Funds”) ( together, the “Underlying Funds”) that invest in a variety of asset classes. While the Fund will primarily invest indirectly through the Underlying Funds, the Fund may also invest directly in the underlying holdings of the Underlying Funds alongside the Underlying Funds (the “Co-Investments”). References to the investments of the Underlying Funds described below also describe the possible Co-Investments as the context requires. The Fund may also invest, directly or indirectly through mutual funds and ETFs, in treasuries and short-term bonds with up to 15% of the Fund’s net assets for liquidity management purposes. The Fund expects to invest in both domestic and foreign securities. The investment advisers of the Underlying Funds will not be making any recommendations or otherwise providing investment advice to the Fund, including with respect to the Co-Investments.

Underlying Funds invests in a wide range of U.S. and non-U.S. publicly traded and privately issued or negotiated securities (securities for which the price is negotiated between private parties) including, but not limited to, equity securities of any market capitalization and any sector, fixed-income securities of any credit quality (including “junk” and unrated), maturity, duration, bank loans and participations, REITS, currencies, and derivatives (including swaps, futures contracts, and options). Additionally, the Fund may invest up to 35% of its net assets in bank loans and participations, including first-lien, second-lien and unitranche loans. The Fund’s allocation through its investments in Underlying Funds to these various security types, various asset classes, and U.S. and non-U.S. markets will vary over time in response to changing market opportunities. The Fund is not expected to focus on any particular geographic region.

The Adviser takes a long position in Underlying Funds that it believes have a strong appreciation potential and a short position in Underlying Funds it believes have the potential to decline in value. The Fund sells (or closes a position in) a security when the Adviser determines that a particular security has achieved its investment expectations or the reasons for maintaining that position are no longer valid, including: (1) if the Adviser’s view of the business fundamentals or management of the underlying company changes; (2) if, in the Adviser’s opinion, a more attractive investment opportunity is found; or (3) if general market conditions trigger a change in the Adviser’s assessment criteria.

The Adviser selects Underlying Funds that invest in both fundamentally and technically driven strategies. The allocation among the Underlying Funds using these strategies will vary over time in response to changing market opportunities. These strategies seek to target attractive absolute returns and may exhibit different degrees of volatility, as well as changes in relative value, currency, and interest rate markets. The Adviser seeks to have a portfolio with lower correlation to the broader equity market than traditional equity and fixed-income strategies.

The Fund may invest in Underlying Funds that invest in the following strategies:

●	Private Equity: These Underlying Funds seek to provide exposure to secondary and primary investments in private equity funds and other private asset funds and, to a limited degree, to direct investments in operating companies.

●	Private Credit: These Underlying Funds employ a multi-sector approach spanning residential, commercial, corporate, consumer and specialty finance markets. The emphasis is on alternative credit investments, including private loans, illiquid credit and stressed/distressed credit. The Fund’s private credit investments include investments in companies and/or Private Funds that primarily hold direct loans. As part of its investments in private credit, the Fund may invest in Collateralized Loan Obligations (“CLOs”) and Collateralized Debt Obligations (“CDOs”). CLOs and CDOs are created by the grouping of certain private loans and other lender assets/collateral into pools.

●	Private Real Estate: These Underlying Funds may invest across multiple real-asset type funds, including industrial, multi-family, retail, and office, in multiple geographies across North America with the potential to expand the holdings to include real-assets in Europe.

●	Hedge Funds: These Underlying Funds may invest in a balanced portfolio of hedge funds across arbitrage, credit, event driven, long/short equity and multi-strategy managers. The exposure aims to provide a core alternatives exposure that is uncorrelated to stocks and bonds.

●	Hedged Equity: These Underlying Funds may invest in a diversified equity portfolio, while hedging overall market exposure.

●	Real Assets: These Underlying Funds invest in commodities: precious metals (gold, silver, platinum, and other precious metals as a store of value or a hedge against inflation); base metals (industrial metals like copper, aluminum, and zinc); agricultural products (corn, soybeans, and wheat). These Underlying Funds also invest in infrastructure: transportation (toll roads, airports, and ports); utilities (water and power utilities); renewable energy (wind, solar, and other renewable energy sources). These Underlying Funds also invest in natural resources: timberland (forests for timber production) and farmland (agricultural land for crop production). These Underlying Funds also invest in U.S. treasury inflation protected securities (“TIPS”) and other global inflation protected bonds.

●	Short Duration Fixed Income: These Underlying Funds may invest in fixed-income securities with relatively short maturities. These fixed-income securities include bonds, certificates of deposit (CDs), money market instruments, and other debt instruments.

In evaluating whether the Fund will invest in a particular Underlying Fund, the Adviser may consider, among other things, (i) the Underlying Fund’s past performance and reputation, (ii) the degree to which the Underlying Fund complements and balances the Fund’s portfolio and correlates to the strategies pursued by the Adviser, (iii) the fees payable in connection with the Fund’s investment in the Underlying Fund, (iv) the tenure of the Underlying Fund’s investment adviser, (v) the continued favorability of the strategy employed by an Underlying Fund, and (vi) the ability of the Fund to make withdrawals or liquidate its investment positions in the Underlying Fund.

In reviewing the degree to which a particular Underlying Fund is a suitable investment for the Fund, the Adviser will consider the fees payable in connection with the investment in order to evaluate execution and compare net returns to other available investment options. The Adviser will also consider the assets under management of the investment advisers of the Underlying Funds to evaluate whether those investment advisers are appropriate for the Fund’s strategies, given that certain strategies may be more or less appropriate at different asset levels. In an effort to optimize its investment program, the Fund may allocate a portion of its capital to Underlying Funds that lack historical track records but, that in the Adviser’s judgment, offer exceptional potential.

Leverage and Credit Facilities

The Fund may utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with liquidity. The Fund may enter into one or more revolving credit facilities (“Credit Facilities”) for the purpose of investment purchases and other liquidity requirements, subject to the limitations of the 1940 Act (as defined below) for borrowings. The Credit Facilities will be secured by the Fund’s assets.

The SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Investment Adviser

The Adviser became registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act in 2002. As of December 31, 202 5 , the Adviser had approximately $43.3 billion  in assets under management. The Adviser provides services including provide ongoing research, recommendations, and day-to-day portfolio management with respect to the Fund’s investment portfolio. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers.

Fees and Expenses

The Adviser is entitled to receive a monthly management fee at the annual rate of 0.95% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs), to the extent that such expenses exceed 1.80% per annum of the Fund’s average daily net assets attributable to Class I shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain until July 31, 2026, unless and until the Board of Trustees of the Fund (the “Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. After July 31, 2026, the Expense Limitation Agreement will not be renewed by the Adviser. See “Management of the Fund.”

Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”) serves as the Fund’s Administrator, Transfer Agent, and Accounting Agent. See “Management of the Fund.”

Distribution Fees

Class I shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Closed-End Fund Structure

Closed-end funds differ from mutual funds in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via an exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on an exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset inflows, although not subject to the continuous outflows; see “Quarterly Repurchases of Shares.”

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

Risks Related to an Investment in the Fund

Limited Operating History. The Fund is a closed-end investment company with a limited history of operations. The Fund may not be able to achieve its investment objective, including as a result of inopportune market or economic conditions.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Underlying Funds in which the Fund invests. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. Specific securities can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

Liquidity Risk. There currently is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The judgment of the Adviser regarding the attractiveness, value and potential appreciation of a Underlying Fund and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Changes in Trade Negotiations Risk. In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.

Highly Volatile Markets Risk. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.

Legislation and Regulatory Risk. New or amended regulations may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.

Market Disruptions Risk. The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk strategies performing with unprecedented volatility and risk.

U.S. Debt Ceiling and Budget Deficit Risks. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, so shareholders may not be able to tender as many shares as they would like during any quarterly repurchase offer.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Tax Risks. The repurchase of shares by the Fund may be a taxable event to shareholders. The Fund’s distribution policy to make quarterly distributions to shareholders may consist of a return of capital. A return of capital distribution generally will not be taxable but will reduce the shareholder’s cost basis and result in a higher capital gain or lower capital loss when those shares on which the distribution was received are sold. Once a shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain, if the shareholder holds shares of the Fund as capital assets., which will reduce the tax basis of shareholders’ shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer related losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers.

Risks Related to the Fund’s Investments

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds have limited liquidity given that some are Private Funds and some operate as closed-end interval funds. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund.

Lack of Control Over Underlying Funds. Once the Adviser has selected an Underlying Fund, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Fund and the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time. The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Use of Leverage by the Fund. Although the Fund and the Underlying Funds have the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

Investments in Equity Securities Generally. The Underlying Funds may hold investments in equity securities and equity security-related derivatives. Investments in equity securities of small or medium-sized market capitalization companies will have more limited marketability than the securities of larger companies. In addition, securities of smaller companies may have greater price volatility.

REIT Risk. Share prices of REITs may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Dividends paid by REITs may not receive preferential tax treatment afforded other dividends.

Investments in Bank Loans and Participations. The special risks associated with investing in bank loans and participations include: (i) the possible invalidation of an investment transactions as fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Underlying Fund to directly enforce any of its rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business.

Valuation of Private Investments. The underlying investments of some of the Underlying Funds are not publicly traded, and the Underlying Funds may consider information provided by the institutional asset manager of each respective private investment to determine the estimated value of the Underlying Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Underlying Fund’s investment in private investments, the Underlying Fund considers, among other things, information provided by the private investments, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Underlying Fund’s ability to value accurately the Underlying Fund’s shares. Private investments that invest primarily in publicly traded securities are more easily valued.

High Yield and Unrated Securities Risk. The Underlying Funds may invest in securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities present greater risk than securities of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these securities.

The risks associated with unrated securities can be similar to the risks of below investment grade securities. In addition, the determination of credit quality for an unrated security is based largely on the credit analysis performed by the Adviser, and not on rating agency evaluation. This analysis may be difficult to perform because information about these securities may not be in the public domain, and the issuers may not subject to reporting requirements under federal securities laws.

Fixed Income Risk. Typically, a rise in interest rates causes a decline in the value of fixed income securities. Fixed income securities are also subject to default risk. After a period of historically low interest rates, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates.

Interest Rate Risk. The fixed-income instruments in which the Fund or Underlying Funds may invest are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. After a period of historically low interest rates, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

Inflation/Deflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.

In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the U.S. and globally. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in a portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Additionally, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates in an effort to combat inflation. As such, inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response.

CLOs and CDOs. Investors in CLOs and CDOs bear the credit risk of the assets/collateral. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of credit risk. If there are defaults or the CDO’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Senior and mezzanine tranches are typically rated, with the former receiving S&P Global Ratings (“S&P”) ratings of A to AAA and the latter receiving ratings of B to BBB. The ratings reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it.

Because the loans held in the pool often may be prepaid without penalty or premium, CLOs and CDOs can be subject to higher prepayment risks than most other types of debt instruments. Prepayments may result in a capital loss to the Fund to the extent that the prepaid securities purchased at a market discount from their stated principal amount will accelerate the recognition of interest income by the Fund, which would be taxed as ordinary income when distributed to the Shareholders. The credit characteristics of CLOs and CDOs also differ in a number of respects from those of traditional debt securities. The credit quality of most CLOs and CDOs depends primarily upon the credit quality of the assets/collateral underlying such securities, how well the entity issuing the securities is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement to such securities.

CLOs and CDOs are typically privately offered and sold, and thus, are not registered under the securities laws, which means less information about the security may be available as compared to publicly offered securities and only certain institutions may buy and sell them. As a result, investments in CLOs and CDOs may be characterized by the Fund as illiquid securities. An active dealer market may exist for CLOs and CDOs that can be resold in Rule 144A transactions, but there can be no assurance that such a market will exist or will be active enough for the Fund to sell such securities.

In addition to the typical risks associated with fixed-income securities and asset-backed securities, CLOs and CDOs carry other risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default, decline in value or quality, or be downgraded by a rating agency; (iii) the Fund may invest in tranches of CLOs and CDOs that are subordinate to other tranches, diminishing the likelihood of payment; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes with the issuer or unexpected investment results; (v) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (vi) the manager of the CLO or CDO may perform poorly.

Foreign Securities and Emerging Markets Risk. The Underlying Funds may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Underlying Funds with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities.

The Underlying Funds may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

Foreign Currency Risk. Changes in foreign currency exchange rates may affect the value of instruments held by the Underlying Funds and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and, therefore, may affect the value of instruments denominated in such currencies, which means that the Underlying Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Underlying Funds may, but are not required to, elect for the Underlying Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Underlying Funds may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.

Derivatives Risk. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.

●	Options Risk. There are risks associated with the sale and purchase of call and put options. As a seller (writer) of a put option, the Underlying Funds will tend to lose money if the value of the reference index or security falls below the strike price. As the seller (writer) of a call option, the Underlying Funds will tend to lose money if the value of the reference index or security rises above the strike price. As the buyer of a put or call option, the Underlying Funds risk losing the entire premium invested in the option if the Underlying Fund does not exercise the option.

●	Swaps Risk. Swaps are subject to tracking risk because they may not be perfect substitutes for the instruments they are intended to hedge or replace. Over the counter swaps are subject to counterparty default. Leverage inherent in derivatives will tend to magnify the Underlying Fund’s losses.

●	Futures Risk. The Underlying Funds’ use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) leverage risk (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the futures contract may not correlate perfectly with the underlying index. Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Underlying Funds. This risk could cause the Underlying Funds to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Credit Risk. Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Adviser, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. The information above briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes. See “U.S. Federal Income Tax Matters.”

Distribution Policy and Dividend Reinvestment Plan

The Fund’s distribution policy is to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Distribution Policy and Dividend Reinvestment Plan.”

Custodian

U.S. Bank, N.A. (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES

The Summary of Fund Expenses table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page [19] of this prospectus. [TO BE UPDATED BY AMENDMENT ]

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)	None
Dividend Reinvestment Plan Fees	None
Contingent Deferred Sales Charge	None
Annual Expenses (as a percentage of net assets attributable to Class I shares)
Management Fees	0.95%
Other Expenses	[__] %
Shareholder Servicing Fee	0.25%
Distribution Fee	None
Acquired Fund Fees and Expenses[1]	[__] %
Total Annual Fund Operating Expenses	[__] %

[1]	Acquired Fund Fees and Expenses (“AFFE”) include an estimate of certain of the fees and expenses incurred indirectly by the Fund as a result of the Fund’s investment in shares of registered investment companies (including, short-term cash sweep vehicles) and the Underlying Funds.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return: [TO BE UPDATED BY AMENDMENT ]

Share Class	1 Year	3 Years	5 Years	10 Years
Class I	$[__]	$[__]	$[__]	$[__]

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request repurchase proceeds be paid by wire transfer, the Fund’s transfer agent imposes a $15 fee for each wire redemption and deducts the fee directly from your account. This fee is subject to change. Your bank may also impose a fee for the incoming wire. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by Tait, Weller & Baker, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated March 31, 202 6 . You may request a copy of the Fund’s annual and semi-annual reports at no charge by calling the Fund at 833-822-4060 or by visiting https://beaconpointefunds.com. The table below sets forth financial data for one Class I share of beneficial interest outstanding throughout the period presented. [TO BE UPDATED BY AMENDMENT]

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt, which would be in less than three months after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that, before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 6, 2023. The Fund’s principal office is located at 24 Corporate Plaza Drive, Suite 150, Newport Beach CA 92660, and its telephone number is 833-822-4060.

OFFERING OF FUND SHARES

The Fund, as noted above, is a non-diversified, closed-end management investment company registered as such under the 1940 Act. The Fund is operated as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The offering of the shares of beneficial interest of the Fund is conducted on a continuous basis in accordance with the terms set forth in this prospectus and in accordance with U.S. securities laws. The offering for this Fund is not intended as a public offer in any jurisdiction outside of the United States, and, as such, the Fund is not publicly registered with any authority(ies) located outside of the United States. No sale of shares of beneficial interest of the Fund will be made in any jurisdiction in which such sale is not authorized or permitted by an exemption, and no such sale will be made to any person to whom it is unlawful to make any such sale.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles.

The Fund pursues its investment objective by strategically investing in a portfolio of Underlying Funds that invest in a variety of asset classes. While the Fund will primarily invest indirectly through the Underlying Funds, the Fund may also invest in Co-Investments. References to the investments of the Underlying Funds described below also describe the possible Co-Investments. The Fund may also invest, directly or indirectly through mutual funds and ETFs, in treasuries and short-term bonds with up to 15% of the Fund’s net assets for liquidity management purposes. The Fund expects to invest in both domestic and foreign securities. The investment advisers of the Underlying Funds will not be making any recommendations or otherwise providing investment advice to the Fund, including with respect to the Co-Investments.

Underlying Funds invest in a wide range of U.S. and non-U.S. publicly traded and privately issued or negotiated securities (securities for which the price is negotiated between private parties) including, but not limited to, equity securities of any market capitalization and any sector, fixed-income securities of any credit quality (including “junk” and unrated), maturity, duration, bank loans and participations, REITS, currencies and derivatives. The Fund’s allocation to these various security types, various asset classes, and various geographic markets will vary over time in response to changing market opportunities.

The Adviser takes a long position in securities that it believes have a strong appreciation potential and a short position in securities it believes have the potential to decline in value. The Fund sells (or closes a position in) a security when the Adviser determines that a particular security has achieved its investment expectations or the reasons for maintaining that position are no longer valid, including: (1) if the Adviser’s view of the business fundamentals or management of the underlying company changes; (2) if, in the Adviser’s opinion, a more attractive investment opportunity is found; or (3) if general market conditions trigger a change in the Adviser’s assessment criteria.

The Adviser selects Underlying Funds that invest in both fundamentally and technically driven strategies. The allocation among the Underlying Funds using these strategies will vary over time in response to changing market opportunities. These strategies seek to target attractive absolute returns and may exhibit different degrees of volatility, as well as changes in relative value, currency, and interest rate markets. The Adviser seeks to have a portfolio with lower correlation to the broader equity market than traditional equity and fixed-income strategies.

The Fund may invest in Underlying Funds that invest in the following strategies:

●	Private Equity: These Underlying Funds seek to provide exposure to secondary and primary investments in private equity funds and other private asset funds and, to a limited degree, to direct investments in operating companies.

●	Private Credit: These Underlying Funds employ a multi-sector approach spanning residential, commercial, corporate, consumer and specialty finance markets. The emphasis is on alternative credit investments, including private loans, illiquid credit and stressed/distressed credit. The Fund’s private credit investments include investments in companies and/or Private Funds that primarily hold direct loans. As part of its investments in private credit, the Fund may invest in CLOs and CDOs. CLOs and CDOs are created by the grouping of certain private loans and other lender assets/collateral into pools. A sponsoring organization establishes a SPV to hold the assets/collateral and issue securities. Interests in these pools are sold as individual securities. Payments of principal and interest are passed through to investors and are typically supported by some form of credit enhancement, such as a letter of credit, surety bond, limited guaranty or senior/subordination. Payments from the asset pools may be divided into several different tranches of debt securities, offering investors various maturity and credit risk characteristics. Some tranches entitled to receive regular installments of principal and interest, other tranches entitled to receive regular installments of interest, with principal payable at maturity or upon specified call dates, and other tranches only entitled to receive payments of principal and accrued interest at maturity or upon specified call dates. Different tranches of securities will bear different interest rates, which may be fixed or floating.

●	Private Real Estate: These Underlying Funds may invest across multiple real-asset type funds, including industrial, multi-family, retail, and office, in multiple geographies across North America with the potential to expand the holdings to include real-assets in Europe.

●	Hedge Funds: These Underlying Funds may invest in a balanced portfolio of hedge funds across arbitrage, credit, event driven, long/short equity and multi-strategy managers. The exposure aims to provide a core alternatives exposure that is uncorrelated to stocks and bonds.

●	Hedged Equity: These Underlying Funds may invest in a diversified equity portfolio, while hedging overall market exposure.

●	Real Assets: These Underlying Funds invest in commodities: precious metals (gold, silver, platinum, and other precious metals as a store of value or a hedge against inflation); base metals (industrial metals like copper, aluminum, and zinc); agricultural products (corn, soybeans, and wheat). These Underlying Funds also invest in infrastructure: transportation (toll roads, airports, and ports); utilities (water and power utilities); renewable energy (wind, solar, and other renewable energy sources). These Underlying Funds also invest in natural resources: timberland (forests for timber production) and farmland (agricultural land for crop production). These Underlying Funds also invest in U.S. TIPS and other global inflation protected bonds.

●	Short Duration Fixed Income: These Underlying Funds may invest in fixed-income securities with relatively short maturities. These fixed-income securities include bonds, certificates of deposit (CDs), money market instruments, and other debt instruments.

The Underlying Funds may invest in equity securities of any market capitalization without limitation as to types of industries and sectors in which it may invest.

The Underlying Funds may invest in REITs. REITS are pooled investment vehicles that invest primarily in real estate or real estate related loans. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Equity REITs may further be categorized by the type of real estate they own, such as apartment properties, retail shopping centers, office and industrial properties, hotels, healthcare facilities, manufactured housing and mixed property types. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. Hybrid REITs combine the characteristics of both equity and mortgage REITs. Like RICs such as the Fund, REITs are not taxed on income distributed to shareholders provided they comply with certain requirements under the Code.

Prime mortgage loans in which the Underlying Funds invest may be either “agency” or “non-agency.” Agency loans have balances that fall within the limits set by the Federal Housing Finance Agency (“FHFA”) and qualify as collateral for securities that are issued by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Non-agency loans have balances that may or may not fall within the limits set by FHFA and do not qualify as collateral for securities that are issued by Ginnie Mae, Fannie Mae or Freddie Mac, and are sponsored by private companies other than government sponsored enterprises (sometimes referred to as “private label paper”).

Additionally, the Fund may invest up to 35% of its net assets through its investments in Underlying Funds in bank loans and participations, including first-lien, second-lien and unitranche loans. The Underlying Funds may invest in bank loans and participations of any credit quality (including “junk”), maturity or duration. The bank loans and participations in which the Underlying Funds will invest may have fixed or floating interest rates, may be senior or subordinated, may be leveraged loans and may be rated below investment grade or unrated. The Underlying Funds may invest in bank loans through assignments (whereby the Underlying Fund assumes the position of the lender to the borrower) or loan participation (whereby the Fund purchases all or a portion of the economic interest in a loan). “Unitranche” loans are loans that combine both senior and subordinate debt into a single loan under which the borrower pays an interest rate intended to reflect the relative risk of the secured and unsecured components of the loan.

For either investment or hedging purposes, certain Underlying Funds may invest substantially in a broad range of derivative instruments, including swaps, futures contracts, and options. Such derivatives may trade over-the-counter or on an exchange and may principally be used for one or more of the following purposes: speculation, currency hedging, duration management, or to pursue the Underlying Fund’s investment objective. The Underlying Funds may also invest in repurchase agreements and reverse repurchase agreements.

Investment Process

In evaluating whether the Fund will invest in a particular Underlying Fund, the Adviser may consider, among other things, (i) the Underlying Fund’s past performance and reputation, (ii) the degree to which the Underlying Fund complements and balances the Fund’s portfolio and correlates to the strategies pursued by the Adviser, (iii) the fees payable in connection with the Fund’s investment in the Underlying Fund, (iv) the tenure of the Underlying Fund’s investment adviser, (v) the continued favorability of the strategy employed by an Underlying Fund, and (vi) the ability of the Fund to make withdrawals or liquidate its investment positions in the Underlying Fund.

In reviewing the degree to which a particular Underlying Fund is a suitable investment for the Fund, the Adviser will consider the fees payable in connection with the investment in order to evaluate execution and compare net returns to other available investment options. The Adviser will also consider the assets under management of the investment advisers of the Underlying Funds to evaluate whether those investment advisers are appropriate for the Fund’s strategies, given that certain strategies may be more or less appropriate at different asset levels. In an effort to optimize its investment program, the Fund may allocate a portion of its capital to Underlying Funds that lack historical track records but, that in the Adviser’s judgment, offer exceptional potential.

The Adviser has a “Focus List” of managers from which it selects Underlying Funds based on their manager. For a manager to be selected by the Adviser for this list, the manager must successfully complete the Adviser’s proprietary due diligence 6-step process. The Focus List is narrowed with each step of the process.

1)	Manager Sourcing – Managers are sourced from referrals, industry contacts, manager databases, and directed outreach. The Adviser gathers basic information from public databases and incorporates this data into our internal database of investment manager information.

2)	Quantitative Analysis – The Adviser assesses manager performance with an emphasis on long-term consistency, risk-adjusted returns, up and down-market capture (evaluating metrics like standard deviation, peak-to-trough decline during a specific period, and tracking error), and how the Underlying Fund has performed compared to peers.

3)	Qualitative Analysis – The Adviser meets with members of the investment team of the manager, conduct interviews with analysts, and review the manager’s ownership and compensation structure, investment philosophy, portfolio construction process, risk controls, research and back-office resources, and trading capabilities.

4)	Portfolio Analysis – The Adviser conducts a holdings-based style analysis and historical attribution analysis, which is when the Adviser analyzes the individual portfolio holdings, underwriting, trading, management, and each’s contribution to overall performance. The Adviser’s analysis includes discussions regarding specific portfolio holdings, and, in some cases, on-site visits where we may request full access to the manager’s records, valuation models, personnel, and research reports. Most due diligence is conducted virtually with video and phone conferences.

5)	Product Evaluation –The Adviser assesses each manager’s resources, including research, IT, operations, compliance, trading, and client service. The Adviser pay particular attention to policies and procedures surrounding data security, cash controls, valuations, allocations, and conflicts of interest. The Adviser also assesses any third-party service providers including administrators, custodians, auditors, legal counsel, valuation consultants, and others. The Adviser then reviews the structure of the investment and negotiates management fees and account minimums where needed.

6)	Adviser Investment Committee Decision – The last step is a careful review by key investment personnel of the Adviser for them to make a determination as to whether a manager qualifies for the Adviser’s Focus List or is moved to the Adviser’s ‘Manager Bench’ for later consideration. A super-majority vote of the Advisor’s investment committee is needed for a manager to be placed on the Focus List.

Leverage and Credit Facilities

The Fund may utilize leverage, including borrowing from banks in an amount of up to 33 1/3% of the Fund’s consolidated assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with liquidity. The Fund may enter into one or more Credit Facilities for the purpose of investment purchases and other liquidity requirements, subject to the limitations of the 1940 Act (as defined below) for borrowings. The Credit Facilities will be secured by the Fund’s assets.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers (as defined below) are subjective. The Fund may engage in borrowings and the use of leverage in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Underlying Funds in which the Fund invests have limited liquidity, so it is not anticipated that the Fund will have high portfolio turnover. However, with the portion of its portfolio not invested in Underlying Funds, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Underlying Funds in which the Fund invests may experience high rates of portfolio turnover to the extent their holdings are liquid. High rates of portfolio turnover in the Underlying Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)       Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)       Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)       Purchase securities on margin, but may sell securities short and write call options.

(4)       Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)       Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities.

(6)       Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)       Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)       Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

(9)       In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at NAV less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Risks Related to an Investment in the Fund

Limited Operating History. The Fund is a closed-end investment company with a limited history of operations. The Fund may not be able to achieve its investment objective, including as a result of inopportune market or economic conditions.

Allocation Risk. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various Underlying Funds in which the Fund invests. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Issuer and Non-Diversification Risk. Specific securities can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgment about the attractiveness, value and potential appreciation of a particular Underlying Fund and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Changes in Trade Negotiations Risk. In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.

Highly Volatile Markets Risk. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.

Legislation and Regulatory Risk. New or amended regulations may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.

Market Disruptions Risk. The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk strategies performing with unprecedented volatility and risk.

U.S. Debt Ceiling and Budget Deficit Risks. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Failure of Financial Institutions and Sustained Financial Market Illiquidity. The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis, so shareholders may not be able to tender as many shares as they would like during any quarterly repurchase offer.

Distribution Policy Risk. The Fund’s distribution policy is to make quarterly distributions to shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Tax Risks. The repurchase of shares by the Fund may be a taxable event to shareholders. The Fund’s distribution policy to make quarterly distributions to shareholders may consist of a return of capital. A return of capital distribution generally will not be taxable but will reduce the shareholder’s cost basis and result in a higher capital gain or lower capital loss when those shares on which the distribution was received are sold. Once a shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain, if the shareholder holds shares of the Fund as capital assets., which will reduce the tax basis of shareholders’ shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Risks Related to the Fund’s Investments

Underlying Funds Risk. The Underlying Funds in which the Fund may invest are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and also may be higher than other funds that invest directly in securities. The Underlying Funds have limited liquidity given they operate as closed-end interval funds. The Underlying Funds are subject to specific risks, depending on the nature of the specific Underlying Fund. The Fund’s performance depends in part upon the performance of the Underlying Fund managers and selected strategies, the adherence by such Underlying Fund managers to such selected strategies, the instruments used by such Underlying Fund managers and the Adviser’s ability to select Underlying Fund managers and strategies and effectively allocate Fund assets among them. Additionally, the market value of shares of Underlying Funds that are closed-end funds may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities.

Lack of Control Over Underlying Funds. Once the Adviser has selected an Underlying Fund, the Adviser will have no control over the investment decisions made by any such Underlying Fund. Although the Fund and the Adviser will regularly evaluate each Underlying Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Underlying Fund. Even though the Underlying Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time. The Adviser may reallocate the Fund’s investments among the Underlying Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Underlying Funds, which may prevent the Fund from reacting rapidly to market changes should an Underlying Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Underlying Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Underlying Fund, including financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Underlying Fund and will not have the ability to exercise any rights attributable to an investor in any such Underlying Fund related to their investment.

Use of Leverage by the Fund. Although the Fund and the Underlying Funds have the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the

Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.

Investments in Equity Securities Generally. The Underlying Funds may hold investments in equity securities and equity security-related derivatives. Investments in equity securities of small or medium-sized market capitalization companies will have more limited marketability than the securities of larger companies. In addition, securities of smaller companies may have greater price volatility. The value of these financial instruments generally will vary with the performance of the issuer and movements in the equity markets. As a result, the Underlying Fund may suffer losses if it invests in equity instruments of issuers whose performance diverges from the Underlying Fund’s expectations or if equity markets generally move in a single direction, and the Underlying Fund has not hedged against such a general move. The Underlying Funds also may be exposed to risks that issuers will not fulfill contractual obligations such as, in the case of private placements, registering restricted securities for public resale. In addition, equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, geographic markets, industry market conditions, interest rates and general economic environments. Holders of equity securities may be wiped out or substantially reduced in value in a bankruptcy proceeding or corporate restructuring.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs, and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Underlying Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Underlying Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Underlying Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Underlying Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Underlying Fund’s shares, such shareholder will generally recognize a capital gain.

Investments in Bank Loans and Participations. The special risks associated with investing in bank loans and participations include: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (ii) environmental liabilities that may arise with respect to collateral securing the obligations; (iii) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (iv) limitations on the ability of the Underlying Funds to directly enforce any of their respective rights with respect to participations; and (v) generation of income that is subject to U.S. federal income taxation as income effectively connected with a U.S. trade or business. The Underlying Funds will attempt to balance the magnitude of these risks against the potential investment gain prior to entering into each such investment. Successful claims by third parties arising from these and other risks, absent bad faith, may be borne by the Underlying Funds.

Bank loans do not presently have the liquidity of conventional debt securities and are often subject to restrictions on resale. Due to the illiquidity of bank loans, the Underlying Funds may not be able to dispose of its investments in bank loans in a timely fashion and at a fair price, which could adversely affect the performance of the Underlying Funds. With respect to bank loans acquired as participations by the Underlying Funds, because the holder of a participation generally has no contractual relationship with a borrower, the Underlying Funds will have to rely upon a third party to pursue appropriate remedies against a borrower in the event of a default. As a result, the Underlying Funds may be subject to delays, expenses and risks that are greater than those that would be involved if the Underlying Fund could enforce its rights directly against a borrower or through the agent.

Furthermore, a borrower of a bank loan, in some cases, may prepay the bank loan. Prepayments could adversely affect the Underlying Fund’s interest income to the extent that the Underlying Fund is unable to reinvest promptly payments in bank loans or otherwise or if such prepayments were made during a period of declining interest rates.

Valuation of Private Investments. The underlying investments of some of the Underlying Funds are not publicly traded, and the Underlying Funds may consider information provided by the institutional asset manager of each respective private investment to determine the estimated value of the Underlying Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Underlying Fund’s investment in private investments, the Underlying Fund considers, among other things, information provided by the private investments, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Underlying Fund’s ability to value accurately the Underlying Fund’s shares. Private investments that invest primarily in publicly traded securities are more easily valued.

Fixed Income Risk. The value of investments in fixed income securities will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing an Underlying Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

High Yield and Unrated Securities Risk. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the security’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the security may decrease. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these securities and reduce the Underlying Fund’s ability to sell its securities (liquidity risk). Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Underlying Fund’s share price.

The risks associated with unrated securities can be similar to the risks of below investment grade securities. In addition, the determination of credit quality for an unrated security is based largely on the credit analysis performed by the Adviser, and not on rating agency evaluation. This analysis may be difficult to perform because information about these securities may not be in the public domain, and the issuers may not subject to reporting requirements under federal securities laws.

Interest Rate Risk. The fixed-income instruments that the Underlying Funds may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Underlying Fund’s NAV. After a period of historically low interest rates, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect our business.

Inflation/Deflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.

In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the U.S. and globally. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in a portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Additionally, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates in an effort to combat inflation. As such, inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response.

CLOs and CDOs. Investors in CLOs and CDOs bear the credit risk of the assets/collateral. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of credit risk. If there are defaults or the CDO’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Senior and mezzanine tranches are typically rated, with the former receiving S&P Global Ratings (“S&P”) ratings of A to AAA and the latter receiving ratings of B to BBB. The ratings reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it.

Because the loans held in the pool often may be prepaid without penalty or premium, CLOs and CDOs can be subject to higher prepayment risks than most other types of debt instruments. Prepayments may result in a capital loss to the Fund to the extent that the prepaid securities purchased at a market discount from their stated principal amount will accelerate the recognition of interest income by the Fund, which would be taxed as ordinary income when distributed to the Shareholders. The credit characteristics of CLOs and CDOs also differ in a number of respects from those of traditional debt securities. The credit quality of most CLOs and CDOs depends primarily upon the credit quality of the assets/collateral underlying such securities, how well the entity issuing the securities is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement to such securities.

CLOs and CDOs are typically privately offered and sold, and thus, are not registered under the securities laws, which means less information about the security may be available as compared to publicly offered securities and only certain institutions may buy and sell them. As a result, investments in CLOs and CDOs may be characterized by the Fund as illiquid securities. An active dealer market may exist for CLOs and CDOs that can be resold in Rule 144A transactions, but there can be no assurance that such a market will exist or will be active enough for the Fund to sell such securities.

In addition to the typical risks associated with fixed-income securities and asset-backed securities, CLOs and CDOs carry other risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default, decline in value or quality, or be downgraded by a rating agency; (iii) the Fund may invest in tranches of CLOs and CDOs that are subordinate to other tranches, diminishing the likelihood of payment; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes with the issuer or unexpected investment results; (v) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (vi) the manager of the CLO or CDO may perform poorly.

Foreign Securities and Emerging Markets Risk. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect an Underlying Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental economic or monetary policy (in this country or abroad), or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees, and other costs of investing in foreign securities are often higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.

An Underlying Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.

Foreign Currency Risk. Changes in foreign currency exchange rates may affect the value of instruments held by the Underlying Funds and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and, therefore, may affect the value of instruments denominated in such currencies, which means that the Underlying Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Underlying Funds may, but are not required to, elect for the Underlying Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Underlying Funds may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.

Derivatives Risk. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Underlying Funds’ use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.

●	Options Risk. The Underlying Funds may lose the entire put option premium paid if the underlying security does not decrease in value at expiration. Put options may not be an effective hedge because they may have imperfect correlation to the value of the Underlying Funds’ portfolio securities. Purchased put options may decline in value due to changes in price of the underlying security, passage of time and changes in volatility. Written call and put options may limit the Underlying Funds’ participation in equity market gains and may magnify the losses if the price of the written option instrument increases in value between the date when the Underlying Funds write the option and the date on which the Underlying Funds purchase an offsetting position. The Underlying Funds will incur a loss as a result of a written options (also known as a short position) if the price of the written option instrument increases in value between the date when the Underlying Funds write the option and the date on which the Underlying Funds purchases an offsetting position.

●	Swaps Risk. The Underlying Funds’ use of swaps involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments and exposes the Underlying Funds to the risks associated with derivative instruments described above. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Swaps can involve greater risks than direct investment in securities, because swaps may be leveraged and subject to counterparty risk (e.g., the risk of a counterparty’s defaulting on the obligation or bankruptcy), credit risk and pricing risk (i.e., swaps may be difficult to value). Swaps are also subject to non-correlation risk because they may not be perfect substitutes for the instruments they are intended to hedge or replace. Swaps may also be considered illiquid. It may not be possible for the Underlying Funds to liquidate a swap position at an advantageous time or price, which may result in significant losses.

●	Futures Risk. The Underlying Funds’ use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) leverage risk (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the futures contract may not correlate perfectly with the underlying index. Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Underlying Funds. This risk could cause the Underlying Funds to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Risks Associated with Debt Financing

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Possible Risk of Conflicts

Possible Competition Between Underlying Funds and Between the Fund and the Underlying Funds. The Underlying Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Underlying Fund could increase the level of competition for the same trades that other Underlying Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

Allocation of Investment Opportunities Risk. The Adviser, directly or through their affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of three Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Beacon Pointe Advisors, LLC located at 24 Corporate Plaza Drive, Suite 150, Newport Beach CA 92660 serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a California limited liability company that was formed in 2002.

Under the general supervision of the Fund’s Board, the Adviser provides ongoing research, recommendations, and day-to-day portfolio management with respect to the Fund’s investment portfolio. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 0.95% of the Fund’s daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. For the fiscal year ended March 31, 202 6 , the Adviser received net advisory fees of 0.95% from the Fund.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement with the Adviser is available in the Fund’s semi-annual report to shareholders for fiscal period ending September 30, 2024.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs), to the extent that they exceed 1.80% per annum of the Fund’s average daily net assets attributable to Class I shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, until July 31 , 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to the Adviser. After July 31, 2026, the Expense Limitation Agreement will not be renewed by the Adviser.

The Adviser has established an Alternative Manager Research Committee (the “Investment Committee”) to provide input on the investments of certain client accounts, like the Fund. The Investment Committee is responsible for generally overseeing the activities of the Fund’s Portfolio Managers (see below) and is made up of key investment personnel of the Adviser who help make a determination as to whether a manager qualifies for the Adviser’s Focus List or is moved to the Adviser’s Manager Bench for later consideration. A super-majority vote of the Investment Committee is needed for a manager to be placed on the Focus List. The Investment Committee is made up of seven voting members as of December 31, 2023, which includes the three Portfolio Managers (see below). Two key members of the Investment Committee (other than the Portfolio Managers) and their professional background and experience, are as follows:

Gabriel Kennan is a senior associate within the Investment Research Group at Beacon Pointe Advisors, LLC, with a focus on alternative investment strategies. Mr. Kennan started his tenure with Beacon Pointe Advisors, LLC in 2017. Mr. Kennan has also been on the Advisor’s Investment Committee since 2017. His responsibilities include conducting due diligence of investment opportunities, maintaining ongoing diligence and monitoring of investment managers, and developing alternative investment programs for institutional clients. Mr. Kennan earned his B.A. in Business Administration with a specialization in finance from the University of California, Irvine.

Stephen Marshall oversees Beacon Pointe LLC’s asset allocation efforts focusing on portfolio modeling and construction, and is also a significant contributor to the firm’s investment research and due diligence efforts. Mr. Marshall started his tenure with Beacon Pointe Advisors, LLC in 2017. Mr. Marshall has also been on the Advisor’s Investment Committee since 2017. Prior to joining Beacon Pointe, Mr. Marshall was a Managing Director and the Head of Asset Allocation for Wilshire Consulting. In his previous role, he was responsible for the development of broad investment policies and risk management of portfolios for clients including foundations, endowments, corporate and public defined benefit plans, defined contribution plans, and other asset pools. He was instrumental in developing Wilshire’s proprietary Cost-Risk Optimization and Dynamic De-Risking models. Mr. Marshall has an actuarial background and brings extensive experience in asset/liability analysis to the Adviser. He graduated from the University of New Orleans with a B.S. in Mathematics. He speaks frequently on asset allocation and risk-related topics at industry conferences.

Portfolio Managers

Michael Dow, Julien Frazzo, and Derek Newcomer, are the Fund’s portfolio managers (“Portfolio Managers”) and oversee the day-to-day investment operations of the Fund. The biographical information for Mr. Dow, Mr. Frazzo, and Mr. Newcomer is presented below.

Michael Dow has been the Chief Investment Officer of Beacon Pointe Advisors, LLC since 2018, and the Chairman of the Beacon Pointe Investment Committee since 2018. Prior to joining Beacon Pointe, Mr. Dow served as Managing Director and Head of US Core Plus Bonds, Head of Sovereign Credit Research, and Head of Emerging Market Corporate Debt at UBS Global Asset Management, where he was responsible for portfolio management, research, trading and strategy across the UBS global platform for these products. Prior to joining UBS, Mr. Dow was enrolled at the University of Chicago and studied in several post-graduate programs including Economics and in the School of Public Policy and had begun the core coursework in the PhD Finance program at the Chicago Booth School before returning to the capital markets in early 2008. He remains affiliated with the University of Chicago and has taught the undergraduate Intermediate Accounting course at Lake Forest College as an adjunct professor, and as a guest lecturer taught the fixed income and interest rate course sections of undergraduate finance and graduate quantitative finance programs at the University of Illinois, Northwestern University and Notre Dame University. Prior to academia Mr. Dow was an Investment Grade Corporate Bond Portfolio Manager at PIMCO and was the PIMCO Funds National Sales Manager, as well as a senior member of the Consultant Relations Group. He started his career at Salomon Brothers as a fixed income salesman in the Private Investment Department. He received a BS in Accountancy from the University of Illinois Urbana-Champaign and his MBA in Finance from the University of Chicago. Mr. Dow is a Chartered Alternative Investment Analyst, Chartered Financial Analyst, received his certificate to practice as a CPA (inactive) and is a member of the CFA and CAIA Societies of Chicago.

Julien Frazzo has been the Deputy Chief Investment Officer of Beacon Pointe Advisors, LLC since 2024 and a member of the Investment Committee at Beacon Pointe Advisors, LLC since 2021. Mr. Frazzo previously served as the Director of Risk Management and Securities Research from 2021 to 2024. Prior to joining Beacon Pointe in 2021, Mr. Frazzo served as Director of Equity Research at The Bahnsen Group from 2019 to 2021. From 2016 to 2019, Mr. Frazzo was self-employed as the Managing Member of Bastille Capital LLC. Julien is a seasoned investment professional with twenty-two years of experience, including fourteen years as a risk taker in alternative asset management, five years in investment banking, and three years in private wealth management. He began his career in the financial industry as an M&A banker and equity research analyst as part of Lehman Brothers analyst and associate programs. Mr. Frazzo transitioned to the buy-side of the industry in 2004 by joining Citadel as a Senior Analyst before being promoted to Managing Director of Citadel’s Principal Strategy. Mr. Frazzo subsequently served as a Portfolio Manager at several multi-billion-dollar boutique hedge funds before transitioning to private wealth management in 2019. Mr. Frazzo earned a master’s degree in Accounting and Finance and a postgraduate degree in Corporate Finance, Financial Engineering, and Securities Law from the University of Paris Dauphine in Paris, France.

Derek Newcomer is the Director of Alternatives Investment Manager Research and started his tenure with Beacon Pointe Advisors, LLC in 2010. Mr. Newcomer has also been on the Advisor’s Investment Committee since 2010. Mr. Newcomer leads the efforts in the area of investment manager research and due-diligence within the focus of alternative investments, and has been a member of Beacon Pointe’s Investment Committee since 2010. Prior to joining Beacon Pointe in 2010, Mr. Newcomer held the role of Vice President at CRESO Capital Partners, Newport Beach, California, an investment banking firm focused on mezzanine investments, capital raising for preferred and common equity, and merger & acquisitions for privately held companies with revenues of $10MM to $250MM. His primary duties included client development as well preliminary financial and market due diligence of investment opportunities. Mr. Newcomer previously served as the Chair of the Investment Committee at the Goodwill of Orange County.

He is a graduate of University of California at Santa Cruz with a major in Economics/Business Management. He is a CFA charterholder and holds the designation of Chartered Alternative Investment Analyst (CAIA).

The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”), located at 225 Pictoria Drive, Cincinnati, OH 45246 serves as Administrator, Transfer Agent, and Accounting Agent. For its services as Administrator, Transfer Agent, and Accounting Agent, the Fund pays Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

Custodian

U.S. Bank, N.A., with its principal place of business located at 425 Walnut Street, Cincinnati, Ohio 45202, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

The Administrator is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. The Transfer Agent is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the Custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class I shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund.

The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of the date of this Prospectus, no entity or person owned of record or beneficially 25% or more of the outstanding Class I shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined following the close of regular trading on the NYSE, generally 4:00 p.m. Eastern time, on each day the NYSE is open for trading. The Fund’s shares will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund by the total number of shares outstanding. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares.

Valuation of Public Securities

Readily marketable portfolio securities listed on a public exchange are valued at their current market values determined on the basis of market or dealer quotations obtained from independent pricing services approved by the Board. Such quotes typically utilize official closing prices, generally the last sale price, reported to the applicable securities exchange if readily available. If there has been no sale on such day that value is being determined, the securities are valued at the last reported sale price unless the Fair Value Pricing Committee believes the price is no longer reliable. If market prices become unreliable because of events occurring after the close of trading, then the security is valued by such method as the Fair Value Pricing Committee shall determine in good faith to reflect its fair market value. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected by the exchange representing the principal market for such securities. Securities trading on NASDAQ are valued at NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over the counter, are valued using quotations obtained from independent pricing services approved by the Board. If such quotations are not readily available or become unreliable, the Fair Value Pricing Committee may recommend valuation through other means. Where securities are traded on more than one exchange and also over the counter, the securities will generally be valued using quotations obtained from independent pricing services approved by the Board.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market but may be fair valued if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund.

The Board will determine, in good faith, the fair value of securities for which market or dealer quotations are not readily available or deemed unreliable. In determining the fair value of publicly traded securities for which market or dealer quotations are not readily available or unreliable the Adviser, together with the Fair Value Pricing Committee, will take into account all reasonably available information that may be relevant to a particular security including, but not limited to: pricing history, current market level, supply and demand of the respective security; comparison to the values and current pricing of securities that have comparable characteristics; knowledge of historical market information with respect to the security; fundamental analytical data, such as periodic financial statements, and other factors or information relevant to the security, issuer, or market. For securities that are fair valued in ordinary course of Fund operations, the Board, has delegated the day-to-day responsibility for determining fair valuation to the Fair Value Pricing Committee in accordance with the policies approved by the Board. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the shares as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 833-822-4060 or visit https://beaconpointefunds.com to learn the current NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Contingent Deferred Sales Charges

Class I shares are not subject to a contingent deferred sales charge.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Good Order Redemption Instructions

To be considered “in good order” during a repurchase offer period, your redemption request must include:

●	The Fund name and your account number;

●	The exact number of shares or dollar amount to be redeemed;

●	The signature of all registered account owners, as applicable; and

●	Any required signature guarantees or additional documentation (if applicable, such as for trusts or corporate accounts).

Redemption requests that do not include all required information and documentation may be rejected or delayed. The Fund and its Transfer Agent reserve the right to determine whether a request is in good order and to reject or delay processing until all required items are received.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN

Quarterly Distribution Policy

The Fund’s distribution policy is to make quarterly distributions to shareholders. The distribution rate may be modified by the Board from time to time. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”

The quarterly distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, available at https://beaconpointefunds.com, for additional information regarding the composition of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

Dividend Reinvestment Plan

The Fund will operate under a dividend reinvestment plan administered by the Transfer Agent. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should notify the Transfer Agent in writing at Beacon Pointe Multi-Alternative Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, OH 45246 or Via Overnight Mail: 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Beacon Pointe Multi-Alternative Fund, c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, OH 45246 or Via Overnight Mail: 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246. Certain transactions can be performed by calling the toll-free number 833-822-4060.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

If you own an IRA or other retirement account, federal income tax withholding will apply to your redemption unless you affirmatively elect not to have tax withheld at the time of your request. You must indicate your withholding election on the applicable redemption form or instructions. If no election is made, the Fund will apply the default IRS withholding rate.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.

Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Cost Basis Reporting

The Fund has chosen the First -In, First-Out (FIFO) method as its default tax lot identification method for all shareholders. The Fund’s standing tax lot identification method is the method by which shares will be reported on a shareholder’s Consolidated Form 1099 if you do not select a specific tax lot identification method. A shareholder may choose a method different from the Fund’s standing method and will be able to do so at the time of purchase or upon the repurchase of Fund shares.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, shareholders who, as to the United States, are nonresident alien individuals, foreign trusts or estates or foreign corporations (“foreign shareholders”) as defined in the Code are urged to consult their own tax advisers regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on November 6, 2023. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the

Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of July 1, 202 6 :

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Held by Fund or for its Account
Class I Shares	Unlimited	None	[___]

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares is recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery.

Medallion Signature Guarantee Requirements

To protect shareholders and the Fund against potential fraud, a signature guarantee, specifically a Medallion Signature Guarantee (“MSG”), may be required in certain circumstances. A Medallion Signature Guarantee is a stamped certification provided by an eligible guarantor institution to verify the authenticity of a signature and the authority of the individual signing on behalf of the account owner.

The Fund or its transfer agent may require a Medallion Signature Guarantee in the following situations:

●	The redemption amount exceeds $100,000 or such other threshold as determined by the Fund or its transfer agent;

●	The proceeds are being mailed to an address or transferred to a bank account that was changed or added within the past 30 calendar days;

●	The redemption proceeds are made payable to someone other than the registered account owner;

●	The proceeds are directed to a financial institution account not held in the shareholder’s name;

●	The account registration or ownership is being changed;

●	Redemption instructions are submitted by mail with alternate delivery instructions or special processing;

●	Any other situation where the Fund or its transfer agent reasonably determines that additional documentation or verification is warranted.

Medallion Signature Guarantees must be obtained from eligible guarantor institutions that are members of a Medallion Signature Guarantee program recognized by the Securities Transfer Association (e.g., STAMP, SEMP, or MSP). These typically include commercial banks, savings associations, credit unions, and broker-dealers. Notarization is not an acceptable substitute for a Medallion Signature Guarantee.

Shareholders should contact the Fund’s transfer agent in advance of submitting any transaction requests if they are uncertain whether a Medallion Signature Guarantee is required. The Funds’ Transfer Agent reserves the right to reject any signature guarantee.

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The 1940 Act does not provide shareholders with an affirmative right to remove a Trustee. Furthermore, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.

The Declaration of Trust also includes provisions permitting a shareholder to bring a derivative action only if he or she makes a written pre-suit demand upon the Board to bring the subject action, and the Board can bar such a shareholder from bringing such an action. In addition, the Declaration of Trust requires holders of more than a majority of the shares to join in any such action. Further, the Declaration of Trust requires that the shareholder making a pre-suit demand on the Board may be required to undertake to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action. However, none of these provisions regarding derivative actions applies to claims arising under federal securities laws.

Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Ultimus Fund Distributors, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class I shares are not currently subject to a Distribution Fee.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a financial intermediaries’ registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. The liabilities include those relating to performing services or duties pursuant to any instruction, notice, or other instrument that Distributor reasonably believes to be genuine and to have been signed or presented by a duly authorized representative of the Fund; operating under its own initiative, in good faith and in accordance with the standard of care set forth herein, in performing its duties or the services under the Distribution Agreement; any default, damages, costs, loss of data or documents, errors, delay, or other loss whatsoever caused by events beyond Distributor’s reasonable control; and any error, action or omission by the Fund. The liabilities also include those arising directly or indirectly out of (1) the Fund or Adviser’s failure to exercise the standard of care set forth in the Distribution Agreement unless such liabilities were caused in part by the Distributor’s own willful misfeasance, bad faith or gross negligence; (2) any violation of applicable law by the Fund or Adviser or its affiliated persons or agents relating to the Distribution Agreement and the activities hereunder; and (3) any material breach by the Fund or Adviser or its affiliated persons or agents of the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). The Fund has authorized one or more brokers to receive on its behalf purchase and redemption orders; such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary, authorized broker, or the broker’s authorized designee. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries, brokers, or agents may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary or the Financial Intermediary’s authorized designee.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Beacon Pointe Multi-Alternative Fund to:

Beacon Pointe Multi-Alternative Fund
c/o Ultimus Fund Solutions, LLC
Via Regular Mail:
P.O. Box 46707
Cincinnati, OH 45246
Via Overnight Mail:
225 Pictoria Dr.
Suite 450
Cincinnati, OH 45246

All checks must be in US Dollars drawn on a domestic bank. Cash equivalents, for example, cash, cashier’s checks, bank official checks, certified checks, bank money orders, third party checks (except for properly endorsed IRA transfer and rollover checks), counter checks, starter checks, traveler’s checks, money orders, credit card checks, and checks drawn on non-U.S. financial institutions will generally not be accepted.

If your check or electronic payment does not clear, you will be responsible for any loss incurred by the funds and charged a $25 fee to defray bank charges. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent or send a facsimile to 402-963-9094. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 833-822-4060 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

By Wire — Subsequent Investments

Before sending a wire, investors must contact Transfer Agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Online – Subsequent Investments

You can request subsequent investments to your account using the Fund’s online functionality. The money to fund the investment would be automatically drafted from your bank account by Automate Clearing House (“ACH”). Please visit the Fund’s website https://beaconpointefunds.com to obtain instructions or contact the Fund at 833-822-4060 for more information on processing purchases by ACH.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 833-822-4060 for more information about the Fund’s Automatic Investment Plan.

Automated Clearing House (ACH) Purchase

Current shareholders may purchase additional shares via ACH. To have this option added to your account, please send a completed form/letter to the Fund requesting this option and supply a voided check for the bank account. Only bank accounts held at domestic institutions that are ACH members may be used for these transactions. The Fund may alter, modify, or terminate this purchase option at any time. ACH transactions are not permitted for initial purchases of Fund shares.

By Telephone – Subsequent Investments

Investors may purchase additional shares of the Fund by calling 833-822-4060. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account by ACH. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, Administrator will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Administrator at 833-822-4060 for additional assistance when completing an application.

If Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase for Class I shares by an investor is $1,000. The Fund reserves the right to waive the investment minimum. The Fund may permit a financial intermediary to waive the initial minimum per shareholder for Class I shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; financial intermediaries with clients of a registered investment advisor (RIA) purchasing fund shares in fee based advisory accounts with a $1,000 aggregated initial investment across multiple clients;

and certain other situations deemed appropriate by the Fund. The Fund’s Class I shares are offered for sale through its Distributor at net asset value. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.

Purchase Requests in Good Order

A purchase request will be considered to be in “good order” only if it includes all of the following:

●	A completed and signed account application (for new accounts).

●	The exact dollar amount of the investment.

●	For existing accounts, the account number and the name(s) exactly as registered on the account.

●	Payment in U.S. dollars, payable to the Fund.

●	Any documentation reasonably required by the Fund or its transfer agent to verify the identity or authority of the purchaser, if applicable.

Requests that are incomplete, unclear, or submitted without the required documentation may be delayed or rejected. The Fund and its transfer agent are not responsible for delays or losses due to requests that are not received in good order.

Class I Shares

Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. The Class I shares are not subject to a Distribution Fee or contingent deferred sales charges. Class I shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, for all accounts, Class I shares require a minimum investment of $1,000, while subsequent investments may be made with $100. The Fund reserves the right to waive the investment minimum.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class I shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class I shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class I shares.

Verification of Shareholder Transaction Statements

You must contact the Fund in writing regarding any errors or discrepancies within 60 days after the date of the statement confirming a transaction. The Fund may deny your ability to refute a transaction if it does not hear from you within 60 days after the confirmation statement date.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by DLA Piper LLP, 1201 West Peachtree Street, Suite 2900, Atlanta, Georgia 30309.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 833-822-4060 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tait, Weller & Baker, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Tait, Weller & Baker, LLP is located at Two Liberty Place, 50 S. 16th Street, Suite 2900, Philadelphia, PA 19102-2529.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-276064). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	1
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	24
Proxy Voting Policies and Procedures	24
Control Persons and Principal Holders	24
Investment Advisory and Other Services	25
Portfolio Managers	26
Allocation of Brokerage	28
Tax Status	29
Other Information	33
Independent Registered Public Accounting Firm	35
Financial Statements	35
Appendix A – Beacon Pointe Advisors, LLC Proxy Voting Policies and Procedures	A-1

PRIVACY notice
FACTS	WHAT DOES THE FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	■ Social Security number ■ Assets ■ Retirement Assets ■ Transaction History ■ Checking Account Information	■ Purchase History ■ Account Balances ■ Account Transactions ■ Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons chosen to share; and whether you can limit this sharing.
Reasons we can share your personal information	Does the Fund share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share
Questions?	Call 1- (833) 822-4060

Who we are
Who is providing this notice?	The Fund
What we do
How does the Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does the Fund collect my personal information?

We collect your personal information, for example, when you

■     Open an account

■     Provide account information

■     Give us your contact information

■     Make deposits or withdrawals from your account

■     Make a wire transfer

■     Tell us where to send the money

■     Tells us who receives the money

■     Show your government-issued ID

■     Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

■     Sharing for affiliates’ everyday business purposes – information about your creditworthiness

■     Affiliates from using your information to market to you

■     Sharing for non-affiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ■ The Fund does not share with our affiliates.
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies ■ The Fund does not share with non-affiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ■ The Fund does not jointly market.

Beacon Pointe Multi-Alternative Fund
Class I Shares (BPMAX) of Beneficial Interest

August 1, 202 6

Investment Adviser
Beacon Pointe Advisors, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION
August 1, 202 6

BEACON POINTE MULTI-ALTERNATIVE FUND
Class I Shares (BPMAX) of Beneficial Interest
Principal Executive Offices
24 Corporate Plaza Drive, Suite 150, Newport Beach CA 92660
833-822-4060

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class I prospectus of Beacon Pointe Multi-Alternative Fund (the “Fund” or the “Trust”), dated August 1, 20 6 5 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 833-822-4060 or by visiting https://beaconpointefunds.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at https://www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

TABLE OF CONTENTS

General Information and History	1
Investment Objective and Policies	1
Repurchases and Transfers of Shares	12
Management of the Fund	17
Codes of Ethics	24
Proxy Voting Policies and Procedures	24
Control Persons and Principal Holders	24
Investment Advisory and Other Services	25
Portfolio Managers	26
Allocation of Brokerage	28
Tax Status	29
Other Information	33
Independent Registered Public Accounting Firm	35
Financial Statements	35
appendix A – proxy voting policies and procedures	A-1

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 6, 2023. The Fund’s principal office is located at c/o Beacon Pointe Advisors, LLC, 24 Corporate Plaza Drive, Suite 150, Newport Beach CA 92660, and its telephone number is 833-822-4060. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive or conversion rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund currently offers one share class, Class I shares. The Board of Trustees of the Fund (the “Board” or the “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must

1

be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities.

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

Other Fundamental Policies

(1)	In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund pursues its investment objective by strategically investing in a portfolio of U.S. registered open-end funds, such as mutual funds and ETFs, registered closed-end funds, such as interval funds and tender offer funds, and private funds that would be investment companies but for the exclusions from the definition of investment company under Sections 3(c)(1) or 3(c)(7) under the 1940 Act) (“Private Funds”) (together, the “Underlying Funds”) that invest in a variety of asset classes. While the Fund will primarily invest indirectly through the Underlying Funds, the Fund may also invest directly in the underlying holdings of the Underlying Funds alongside the Underlying Funds (the “Co-Investments”). References to the investments of the Underlying Funds

2

described below also describe the possible Co-Investments as the context requires. The Fund may also invest, directly or indirectly through mutual funds and ETFs, in treasuries and short-term bonds with up to 15% of the Fund’s net assets for liquidity management purposes. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Beacon Pointe Advisors, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.

Underlying Funds invests in a wide range of U.S. and non-U.S. publicly traded and privately issued or negotiated securities (securities for which the price is negotiated between private parties) including, but not limited to, equity securities of any market capitalization and any sector, fixed-income securities of any credit quality (including “junk” and unrated), maturity, duration, bank loans and participations, REITS, currencies, and derivatives (including swaps, futures contracts, and options). Additionally, the Fund may invest up to 35% of its net assets in bank loans and participations, including first-lien, second-lien and unitranche loans. The Fund’s allocation through its investments in Underlying Funds to these various security types, various asset classes, and U.S. and non-U.S. markets will vary over time in response to changing market opportunities. The Fund is not expected to focus on any particular geographic region. The Fund may invest in Underlying Funds that invest in the following strategies:

Private Equity: These Underlying Funds seek to provide exposure to secondary and primary investments in private equity funds and other private asset funds and, to a limited degree, to direct investments in operating companies.

Private Credit: These Underlying Funds employ a multi-sector approach spanning residential, commercial, corporate, consumer and specialty finance markets. The emphasis is on alternative credit investments, including private loans, illiquid credit and stressed/distressed credit. As part of its investments in private credit, the Fund may invest in Collateralized Loan Obligations (“CLOs”) and Collateralized Debt Obligations (“CDOs”). CLOs and CDOs are created by the grouping of certain private loans and other lender assets/collateral into pools.

Private Real Estate: These Underlying Funds may invest across multiple real-asset type funds, including industrial, multi-family, retail, and office, in multiple geographies across North America with the potential to expand the holdings to include real-assets in Europe.

Hedge Funds: These Underlying Funds may invest in a balanced portfolio of hedge funds across arbitrage, credit, event driven, long/short equity and multi-strategy managers. The exposure aims to provide a core alternatives exposure that is uncorrelated to stocks and bonds.

Hedged Equity: These Underlying Funds may invest in a diversified equity portfolio, while hedging overall market exposure.

Real Assets: These Underlying Funds invest in commodities: precious metals (gold, silver, platinum, and other precious metals as a store of value or a hedge against inflation); base metals (industrial metals like copper, aluminum, and zinc); agricultural products (corn, soybeans, and wheat). These Underlying Funds also invest in infrastructure: transportation (toll roads, airports, and ports); utilities (water and power utilities); renewable energy (wind, solar, and other renewable energy sources). These Underlying Funds also invest in natural resources: timberland (forests for timber production) and farmland (agricultural land for crop production). These Underlying Funds also invest in U.S. treasury inflation protected securities (“TIPS”) and other global inflation protected bonds.

Short Duration Fixed Income: These Underlying Funds may invest in fixed-income securities with relatively short maturities. These fixed-income securities include bonds, certificates of deposit (CDs), money market instruments, and other debt instruments.

3

Equity Securities

The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

An Underlying Fund may invest in equity securities without restriction. These investments may include securities of companies with small- to medium-sized market capitalizations, including micro-cap companies and growth stage companies. The securities of certain companies, particularly smaller-capitalization companies, involve higher risks in some respects than do investments in securities of larger companies. For example, prices of small-capitalization and even medium- capitalization stocks are often more volatile than prices of large-capitalization stocks, and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, “blue-chip” companies. In addition, due to thin trading in the securities of some small- capitalization companies, an investment in those companies may be deemed illiquid.

Fixed-Income Securities

Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

An Underlying Fund may invest in both investment grade and non-investment grade debt securities (commonly referred to as “junk bonds”) and unrated securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (each, a “Rating Agency”) in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by the Adviser to be of comparable quality.

Non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

Investment Companies

The Fund may invest in the securities of other investment companies (including money market funds). Under the 1940 Act, the Fund’s investment in investment companies is limited to, subject to certain exceptions: (i) 3% of the total outstanding voting stock of any one investment company, (ii) 5% of the Fund’s total assets with respect to any one investment company, and (iii) 10% of the Fund’s total assets of investment companies in the aggregate. Investments by the Funds in other investment companies entail a number of risks unique to a fund of funds structure. These risks include the following:

Multiple Layers of Fees. By investing in other investment companies indirectly through the Funds, prospective investors will directly bear the fees and expenses of the Funds’ Advisor and indirectly bear the fees and expenses of other investment companies and other investment companies’ managers as well. As such, this multiple or duplicative layer of fees will increase the cost of investments in the Funds.

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Lack of Transparency. The Advisor will not be able to monitor the investment activities of the other investment companies on a continuous basis and the other investment companies may use investment strategies that differ from its past practices and are not fully disclosed to the Advisor and that involve risks that are not anticipated by the Advisor. The Funds have no control over the risks taken by the underlying investment companies in which they invest.

Valuation of Investment Companies. Although the Advisor will attempt to review the valuation procedures used by other investment companies’ managers, the Advisor will have little or no means of independently verifying valuations of the Funds’ investments in investment companies and valuations of the underlying securities held by other investment companies. As such, the Advisor will rely significantly on valuations of other investment companies and the securities underlying other investment companies that are reported by other investment companies’ managers. In the event that such valuations prove to be inaccurate, the net asset value (“NAV”) of the Funds could be adversely impacted and an investor could incur a loss of investment in the Funds.

Illiquidity of Investments by and In Other Investment Companies. Other investment companies may invest in securities that are not registered, are subject to legal or other restrictions on transfer, or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and restricted securities may sell at prices that are lower than similar securities that are not subject to legal restrictions on resale. Further, the Funds may not be able to redeem their interests in other investment companies’ securities that it has purchased in a timely manner. If adverse market conditions were to develop during any period in which the Funds are unable to redeem interests in other investment companies, the Funds may suffer losses as a result of this illiquidity. As such, the lack of liquidity and volatility of restricted securities held by other investment companies could adversely affect the value of the other investment companies. Any such losses could adversely affect the value of the Funds’ investments and an investor could incur a loss of investment in the Funds.

Lack of Control. Although the Funds and the Advisor will evaluate regularly other investment companies to determine whether their investment programs are consistent with the Funds’ investment objective, the Advisor will not have any control over the investments made by other investment companies. Even though other investment companies are subject to certain constraints, the investment advisor to each such investment company may change aspects of their investment strategies at any time. The Advisor will not have the ability to control or influence the composition of the investment portfolio of other investment companies.

Lack of Diversification. There is no requirement that the underlying investments held by other investment companies be diversified. As such, other investment companies’ managers may target or concentrate other investment companies’ investments in specific markets, sectors, or types of securities. As a result, investments made by other investment companies are subject to greater volatility as a result of this concentration than if the other investment companies had non-concentrated and diversified portfolios of investments. Thus, the Funds’ portfolios (and by extension the value of an investment in the Funds) may therefore be subject to greater risk than the portfolio of a similar fund with investments in diversified investment companies.

Use of Leverage. The other investment companies may utilize leverage (i.e., borrowing) to acquire their underlying portfolio investments. When other investment companies borrow money or otherwise leverage their portfolio of investments, doing so may exaggerate changes in the NAV of the shares of the other investment companies and in the return on the other investment companies’ investments. Borrowing will also cost other investment companies interest expense and other fees. As such, the value of the Funds’ investments in other investment companies may be more volatile and all other risks (including the risk of loss of an investment in other investment companies) tend to be compounded or magnified. As a result, any losses suffered by other investment companies as a result of their use of leverage could adversely affect the value of the Fund’s investments and an investor could incur a loss of investment in the Funds.

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Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. infrastructure companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

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Special Investment Techniques

An Underlying Fund may use a variety of special investment techniques as more fully discussed below to hedge a portion of an Underlying Fund’s investment portfolio against various risks or other factors that generally affect the values of securities. An Underlying Fund may also use these techniques for non-hedging purposes in pursuing its investment objective. These techniques may involve the use of derivative transactions. The techniques an Underlying Fund may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that an Underlying Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that an Underlying Fund may suffer losses as a result of its hedging activities.

Derivatives

The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter (“OTC”) market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently

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registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. If the Fund were to use derivatives subject to regulation by the CFTC in connection with its management of the Fund, the Adviser will claim such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it would not be subject to the registration and regulatory requirements of the CEA.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Government Regulation of Derivatives. It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. The SEC, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the

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implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.

The regulation of swaps and futures transactions in the U.S., the European Union and other jurisdictions is a rapidly changing area of law and is subject to modification by government and judicial action. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies.

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.

In addition, U.S. regulators, the European Union and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. It is expected that these regulations will have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund is required to provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the amount of margin the Fund needs to provide in connection with uncleared derivatives transactions and, therefore, make such transactions more expensive.

The SEC has also issued a rule under the 1940 Act providing for the regulation of registered investment companies’ use of derivatives and certain related instruments. The ultimate impact, if any, of possible regulation remains unclear, but the rule could, among other things, restrict the Fund’s ability to engage in derivatives transactions and/or increase the costs of such derivatives transactions such that the Fund may be unable to implement its investment strategy. These and other new rules and regulations could, among other things, further restrict the Fund’s ability to engage in, or increase the cost to the Fund of, derivatives transactions, for example, by making some types of derivatives no longer available to the Fund, increasing margin or capital requirements, or otherwise limiting liquidity or increasing transaction costs. The implementation of the clearing requirement has increased the costs of derivatives transactions for the Fund, since the Fund has to pay fees to its clearing members and is typically required to post more margin for cleared derivatives than it has historically posted for bilateral derivatives. The costs of derivatives transactions are expected to increase further as clearing members raise their fees to cover the costs of additional capital requirements and other regulatory changes applicable to the clearing members. These regulations are new and evolving, so their potential impact on the Fund and the financial system are not yet known. While the new regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency or other challenges simultaneously), there is no assurance that the new mechanisms will achieve that result.

Leverage

An Underlying Fund may leverage an Underlying Fund through (i) borrowings, (ii) swap agreements, options or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. The financing entity or counterparty on any swap, option or other derivative instrument may be any entity or institution which an investment manager determines to be creditworthy.

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As a result of this leverage, a relatively small movement in the spread relationship between the securities and commodities interests an Underlying Fund indirectly owns and those which it has indirectly sold short may result in substantial losses.

Short Sales

The Fund and the Underlying Funds may engage in short selling. A short sale is a transaction in which a party sells a security it does not own or have the right to acquire (or that it owns but does not wish to deliver) in anticipation that the market price of that security will decline. When a party makes a short sale, the broker-dealer through which the short sale is made must borrow the security sold short and deliver it to the party purchasing the security. The party is required to make a margin deposit in connection with such short sales; the party may have to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities. If the price of the security sold short increases between the time of the short sale and the time the party covers the short position, the party will incur a loss; conversely, if the price declines, the party will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, an Underlying Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when an Underlying Fund enters into the commitment, but an Underlying Fund does not make payment until it receives delivery from the counterparty. An Underlying Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when an Underlying Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of an Underlying Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by an Underlying Fund on a forward basis will not honor its purchase obligation. In such cases, an Underlying Fund may incur a loss.

Credit Facilities

The Fund may enter into secured bank lines of credit (the “Credit Facilities”) for the purpose of investment purchases and other liquidity requirements subject to the limitations of the 1940 Act for borrowings. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

Market Volatility

The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. The value of a security or other instrument may decline due to changes in general market conditions, economic trends or events that are not specifically related to the issuer of the security or other instrument, or factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates generally do not have the same impact on all types of securities and instruments.

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Operational and Cybersecurity Risk

The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meets it obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Portfolio Turnover

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. The portfolio turnover rate for the fiscal period from July 5, 2024 (inception) to March 31, 2025 was 16% and for the fiscal year ended March 31, 2026 was [17]% .

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Non-Diversified Status

The Fund does not intend to meet the diversification requirements of the 1940 Act as in effect from time to time. Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain federal tax diversification requirements. Under federal tax laws, the Fund may, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of the Fund’s total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies. Because the Fund is “non-diversified,” it can invest a greater percentage of its assets in a single issuer or a group of issuers, and, as a result, may be subject to greater credit, market, and other risks than a diversified fund. The poor performance by a single issuer may have a greater impact on the performance of a non-diversified fund. A non-diversified fund’s shares tend to be more volatile than shares of a diversified fund and are more susceptible to the risks of focusing investments in a small number of issuers or industries, and the risks of a single economic, political or regulatory occurrence.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in April, July, October, and January of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and more than 42 of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

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Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: No less than 21 days and more than 42 before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

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Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all of their shares for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

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Computing Net Asset Value: The Fund’s current NAV per share shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s investment adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

a)	The frequency of trades and quotes for the security.

b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

c)	Dealer undertakings to make a market in the security.

d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

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Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer,

c.	and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate net asset value less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund Shares that it holds in its capacity as a shareholder. Any such involuntary repurchase will be made pursuant to Rule 23c-2 under the 1940 Act and the Trust’s Agreement and Declaration of Trust.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

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MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of three individuals, all of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer, and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

Mary Moran Zeven is the Chairwoman of the Board. Under the Trust’s Agreement and Declaration of Trust and By-Laws, the Chair of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chair, the chair of the Audit Committee, the chair of the Nominating and Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Trust and each shareholder.

Board Risk Oversight

The Board has established an independent Audit Committee, an independent Nominating and Governance Committee, and an independent Valuation Committee, each with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” The Valuation Committee has the authority to determine the value of the Fund’s portfolio securities under the methods established by the policies and procedures of the Fund. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills. Mary Moran Zeven, was the Director of the Graduate Program in Banking and Financial Law, at Boston University School of Law from 2019 to 2022. From 2000 to 2019. Ms. Moran Zeven served as Senior Vice President and Senior Managing Counsel of State Street Bank and Trust Company, a custodial bank, fund administrator and accounting agent. In that role, she served as the global head of State Street’s Sector Solutions Legal Department, the head of its US Fund Administration Legal Department, and the head of several other legal departments supporting State Street’s Global Services Americas business. A graduate of St. John’s University School of Law, she worked as a corporate lawyer at several large law firms and financial institutions in New York before joining State Street, including serving as general counsel and chief legal officer of Global Asset Management (USA) Inc.

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Carrie Schoffman is the owner and founder of CPA Concierge Services. She previously served as Principal Financial Officer and Treasurer of the ICON Funds from 2013 to 2017. She also served as Assistant Vice President and Chief Compliance Officer of the ICON Funds from 2004 to 2017, as well as Chief Compliance Officer of ICON Advisers, Inc. during that period. Previously she was a staff accountant with the U.S. Securities and Exchange Commission from 2003 to 2004 . She also was a Manager from 2001 to 2003 and Senior Associate/Associate from 1996 to 2001 at PricewaterhouseCoopers LLP. She obtained a degree in Public Accounting from Colorado State University and has maintained a Certified Public Accountant license. She is a member of the Colorado Society of CPAs and the American Institute of CPAs.

Clifford N. Schireson retired in 2017. Prior to that, Mr. Schireson was Director of Institutional Services from 2004 to 2017 at Brandes Investment Partners, LP, an investment advisory firm, where he also was co-head of fixed income and was a member of the fixed-income investment committee. From 1998 to 2004, he was a Managing Director at Weiss, Peck & Greer LLC specializing in fixed-income products for both taxable and municipal strategies for institutional clients. Mr. Schireson has over 20 years of experience in the investment management industry as well as 20 years of experience in the investment banking industry. Mr. Schireson holds an A.B. in Economics from Stanford University and an M.B.A. from Harvard Business School.

Each Trustee’s ability to perform his duties effectively also has been enhanced by his educational background and professional training. The Trust does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

A list of the Trustees and executive officers of the Trust and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 24 Corporate Plaza Drive, Suite 150, Newport Beach CA 92660.

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Name and Year of Birth	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Independent Trustees
Mary Moran Zeven 1961	Independent Trustee, Chairwoman	Since March 2024	Director, Graduate Program in Banking and Financial Law, Boston University School of Law (2019-2022)	1	Trustee, M Funds Inc. (2019-2026); Trustee, Wisdom Tree Digital Trust (2022-present); Trustee, Booster Income Opportunities Fund (2024-present); Trustee, 83 Investment Group Income Fund (2024-present); Trustee, Private Debt & Income Fund (2025-present); Trustee, Sardis Credit Opportunities Fund (2025-present); Trustee, IDA Private Access Fund (2025-present); Trustee, 599 Fund LLC (2025-present)
Carrie Schoffman 1973	Independent Trustee	Since March 2024	Founder, CPA Concierge Services (tax planning and accounting services) (2020 – present); Tax Accountant, Bree Beers & Associates, PC (2017-2021)	1	Trustee, Booster Income Opportunities Fund (2024-present); Trustee, 83 Investment Group Income Fund (2024-present); Trustee, Private Debt & Income Fund (2025-present); Trustee, Sardis Credit Opportunities Fund (2025-present); Trustee, IDA Private Access Fund (2025-present); Trustee, 599 Fund LLC (2025-present); Trustee, Tortoise Capital Series Trust (2024-present); Trustee, Tortoise Sustainable & Social Impact Term Fund (July 2025–November 2025); Trustee, Tortoise Energy Infrastructure Corporation (2025-present)

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Name and Year of Birth	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Clifford Schireson 1953	Independent Trustee	Since March 2024	Board of Governors, San Diego City Employees’ Retirement System (2019 -2025); Board of Governors, San Diego Foundation (2017-2025)	1	Trustee, Ultimus Managers Trust (2019-present); Trustee, Booster Income Opportunities Fund (2024-present); Trustee, 83 Investment Group Income Fund (2024-present); Trustee, Private Debt & Income Fund (2025-present); Trustee, Sardis Credit Opportunities Fund (2025-present); Trustee, IDA Private Access Fund (2025-present); Trustee, 599 Fund LLC (2025-present)
Other Officers
Michael Dow 1963	President and Principal Executive Officer	Since March 2024	Chief Investment Officer, Adviser (2018 – present)	n/a	n/a
Jessica Chase 1970	Treasurer, Principal Financial Officer, and Principal Accounting Officer	Since March 2024	SVP, Mutual Fund Business Development and Administration, Apex Group (formerly Atlantic Fund Services) (2008-2021); Interested Trustee Forum Funds (2018-2022); Interested Trustee Forum Funds II and U.S. Global Investors Funds (2019-2022); Director, Mutual Fund Operations, Apex Group (2022-2023); SVP Relationship Management, Ultimus Fund Solutions (2023-present)	n/a	n/a

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Name and Year of Birth	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Chad Bitterman 1972	Chief Compliance Officer	Since March 2024	Compliance Officer, Northern Lights Compliance Services, LLC (2010-present)	n/a	n/a
Timothy Shaloo 1970	Anti-Money Laundering Compliance Officer	Since March 2024	AVP, Compliance Officer, Northern Lights Compliance Services, LLC (2015-present)	n/a	n/a
Kent Barnes 1968	Secretary	Since March 2024	Vice President, U.S. Bancorp Fund Services, LLC (2018 - 2023); Vice President and Senior Management Counsel, Ultimus Fund Solutions, LLC, (2023 - present)	n/a	n/a
Jack Pfirrman 1993	Assistant Secretary	Since March 2024	Associate Counsel, Orphanides and Toner, LLP (2021-2022); Associate Legal Counsel, Ultimus fund Solutions, LLC (2022-Present)	n/a	n/a
James Colantino 1969	Assistant Treasurer	Since March 2024	Senior Vice President Fund Administration, Ultimus Fund Solutions, LLC (since 2020)	n/a	n/a

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Name and Year of Birth	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Brian Curley 1976	Assistant Treasurer	Since March 2024	Vice President, Ultimus Fund Solutions, LLC (2020-present)	n/a	n/a
Zachary Richmond 1980	Assistant Treasurer	Since September 2025	Senior Vice President, Financial Administration for Ultimus Fund Solutions, LLC (August 2024 – present); Vice President, Financial Administration for Ultimus Fund Solutions, LLC (February 2019 - August 2024)	n/a	n/a

*	The term of office for each Trustee and officer listed above will continue indefinitely.

Board Committees

The Board has established three standing committees: the Audit Committee and the Nominating and Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Independent Trustees. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended March 31, 202 6 , the Audit Committee held [__] meetings.

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Nominating and Governance Committee

The Board has a Nominating and Governance Committee that consists of all the Independent Trustees. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Nominating and Governance Committee operates pursuant to a Nominating and Governance Committee Charter. The Nominating and Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Nominating and Governance Committee generally will consider shareholder nominees. The Nominating and Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets to consider nominees as is necessary or appropriate. The Nominating and Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended March 31, 202 6 , the Nominating and Governance Committee held [__ ] meeting.

Trustee Ownership

The table below shows for each Trustee, the amount of Fund equity securities beneficially owned by each Trustee, and the aggregate value of all investments in equity securities of the Fund complex, as of December 31, 2025 , and stated as one of the following ranges: A = None; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Mary Zeven	A	A
Carrie Schoffman	A	A
Clifford Schireson	A	A

Compensation

Each “non-interested” receives an annual retainer of $15,000, paid quarterly, as well as reimbursement for any reasonable expenses incurred attending the meetings. The Chair of the Board receives and additional $3,500 annually. The Chair of each of the Audit Committee and the Nominating Committee and Governance Committee receives an additional $2,500 annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

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The table below details the amount of compensation the Trustees received from the Trust during the fiscal year ended March 31, 202 6 . The Trust does not have a bonus, profit sharing, pension or retirement plan. [TO BE UPDATED BY AMENDMENT ]

Name of Trustee	Aggregate Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex Paid to Directors
Independent Trustees
Mary Zeven	$ [__]	None	None	$[__]
Carrie Schoffman	$[__]	None	None	$[__]
Clifford Schireson	$[__]	None	None	$[__]

CODES OF ETHICS

Each of the Fund, the Adviser, and the Fund’s Distributor, has adopted a code of ethics (the “Code of Ethics”) under Rule 17j-1 of the 1940 Act. Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Codes of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Code of Ethics for the Adviser is included as exhibits to the registration statement of which the Statement of Additional Information is incorporated. In addition, the Code of Ethics of the Adviser is available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Proxy Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Adviser to present to the Board, at least annually, the proxy voting policies of the Adviser and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the designated party will abstain from voting. A copy of the Adviser’s proxy voting policy is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 833-822-4060 or on the Fund’s website at https://beaconpointefunds.com; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 833-822-4060 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a

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shareholder vote. As of July 1, 202 6 , the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class I shares of the Fund are as follows: [TO BE UPDATED BY AMENDMENT ]

Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co Inc Special Custody A/C FBO Customers Attn: Mutual Funds 211 Main Street San Francisco, CA 94105	59.37%	Beneficial
National Financial Services LLC 499 Washington Blvd Jersey City, NJ 07310	36.95%	Beneficial

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Beacon Pointe Advisors, LLC, located at 24 Corporate Plaza Drive, Suite 150, Newport Beach CA 92660, serves as the Fund’s investment adviser. The Adviser is a Delaware limited liability company and has been registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) since 2002.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 0.95% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs), to the extent that they exceed 1.80% per annum of the Fund’s average daily net assets attributable to Class I shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, until July 31, 2026, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days’ written notice to the Adviser. After July 31, 2026, the Expense Limitation Agreement will not be renewed by the Adviser.

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During the fiscal years ended March 31, the Fund paid the following investment management fees:

	2026	2025
Fees Paid	$[__]	$1,795,358
Fees Waived and Expenses Reimbursed	$0	$0

Conflicts of Interest

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser, and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGERS

Michael Dow, Julien Frazzo, and Derek Newcomer, are the Fund’s portfolio managers (“Portfolio Managers”) and oversee the day-to-day investment operations of the Fund. The biographical information for Mr. Dow, Mr. Frazzo, and Mr. Newcomer is presented below.

Michael Dow has been the Chief Investment Officer of Beacon Pointe Advisors, LLC since 2018, and the Chairman of the Beacon Pointe Investment Committee since 2018. Prior to joining Beacon Pointe, Mr. Dow served as Managing Director and Head of US Core Plus Bonds, Head of Sovereign Credit Research, and Head of Emerging Market Corporate Debt at UBS Global Asset Management, where he was responsible for portfolio management, research, trading and strategy across the UBS global platform for these products. Prior to joining UBS, Mr. Dow was enrolled at the University of Chicago and studied in several post-graduate programs including Economics and in the School of Public Policy and had begun the core coursework in the PhD Finance program at the Chicago Booth School before returning to the capital markets in early 2008. He remains affiliated with the University of Chicago and has taught the undergraduate Intermediate Accounting course at Lake Forest College as an adjunct professor, and as a guest lecturer taught the fixed income and interest rate course sections of undergraduate finance and graduate quantitative finance programs at the University of Illinois, Northwestern University and Notre Dame University. Prior to academia Mr. Dow was an Investment Grade Corporate Bond Portfolio Manager at PIMCO and was the PIMCO Funds National Sales Manager, as well as a senior member of the Consultant Relations Group. He started his career at Salomon Brothers as a fixed income salesman in the Private Investment Department. He received a BS in Accountancy from the University of Illinois Urbana-Champaign and his MBA in Finance from the University of Chicago. Mr. Dow is a Chartered Alternative Investment Analyst, Chartered Financial Analyst, received his certificate to practice as a CPA (inactive) and is a member of the CFA and CAIA Societies of Chicago.

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Julien Frazzo has been the Deputy Chief Investment Officer of Beacon Pointe Advisors, LLC since 2024 and a member of the Investment Committee at Beacon Pointe Advisors, LLC since 2021. Mr. Frazzo previously served as the Director of Risk Management and Securities Research from 2021 to 2024. Prior to joining Beacon Pointe in 2021, Mr. Frazzo served as Director of Equity Research at The Bahnsen Group from 2019 to 2021. From 2016 to 2019, Mr. Frazzo was self-employed as the Managing Member of Bastille Capital LLC. Julien is a seasoned investment professional with twenty-two years of experience, including fourteen years as a risk taker in alternative asset management, five years in investment banking, and three years in private wealth management. He began his career in the financial industry as an M&A banker and equity research analyst as part of Lehman Brothers analyst and associate programs. Mr. Frazzo transitioned to the buy-side of the industry in 2004 by joining Citadel as a Senior Analyst before being promoted to Managing Director of Citadel’s Principal Strategy. Mr. Frazzo subsequently served as a Portfolio Manager at several multi-billion-dollar boutique hedge funds before transitioning to private wealth management in 2019. Mr. Frazzo earned a master’s degree in Accounting and Finance and a postgraduate degree in Corporate Finance, Financial Engineering, and Securities Law from the University of Paris Dauphine in Paris, France.

Derek Newcomer is the Director of Alternatives Investment Manager Research and started his tenure with Beacon Pointe Advisors, LLC in 2010. Mr. Newcomer has also been on the Advisor’s Investment Committee since 2010. Mr. Newcomer leads the efforts in the area of investment manager research and due-diligence within the focus of alternative investments, and has been a member of Beacon Pointe’s Investment Committee since 2010. Prior to joining Beacon Pointe in 2010, Mr. Newcomer held the role of Vice President at CRESO Capital Partners, Newport Beach, California, an investment banking firm focused on mezzanine investments, capital raising for preferred and common equity, and merger & acquisitions for privately held companies with revenues of $10MM to $250MM. His primary duties included client development as well preliminary financial and market due diligence of investment opportunities. Mr. Newcomer previously served as the Chair of the Investment Committee at the Goodwill of Orange County. He is a graduate of University of California at Santa Cruz with a major in Economics/Business Management. He is a CFA charterholder and holds the designation of Chartered Alternative Investment Analyst (CAIA).

Mr. Dow, Mr. Frazzo, and Mr. Newcomer each receives a fixed salary and retirement plan benefits,. Mr. Dow, Mr. Frazzo, and Mr. Newcomer are also entitled to receive a discretionary bonus, based upon, among other things, the performance of the Adviser.

As of March 31, 202 6 , Mr. Dow, Mr. Frazzo, and Mr. Newcomer were responsible for the management of the following types of accounts in addition to the Fund: [TO BE UPDATED BY AMENDMENT]

Mr. Dow

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	7	$130,000,000	0	$0
Other Accounts	14	$740,000,000	0	$0

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Mr. Frazzo

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	7	$130,000,000	0	$0
Other Accounts	14	$740,000,000	0	$0

Mr. Newcomer

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	7	$130,000,000	0	$0
Other Accounts	14	$740,000,000	0	$0

Because the Portfolio Managers may manage assets for other clients (“Client Accounts”) or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, affiliates of the Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee the Adviser receives from the Adviser. In those instances, a portfolio manager may have an incentive to favor the Client Accounts over the Fund. Notwithstanding the difference in principal investment strategies between the Fund and the Client Accounts, the Adviser has various policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

As of March 31, 202 6 , Mr. Dow, Mr. Frazzo, and Mr. Newcomer owned the following amounts in the Fund: [TO BE UPDATED BY AMENDMENT]

Portfolio Manager	Dollar Range of Equity Securities Owned
Michael Dow	$100,000-$150,000
Julien Frazzo	None
Derek Newcomer	None

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the Portfolio Managers who are employees of the Adviser or (ii) members of the Investment Committee who are employees of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good

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faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

During the fiscal year ended March 31, the Fund paid brokerage commissions as follows:

	2026	2025
Brokerage Commissions Paid	$[__]	$0

Affiliated Party Brokerage

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17e-1 under the 1940 Act that places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal year ended March 31, 202 6 , the Fund did not pay any affiliate party brokerage commissions .

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and, therefore, should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made monthly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

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To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

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All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in

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general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though

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payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class I shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund

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or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class I shares, may incur expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class I shares.

Administrator, Transfer Agent, and Accounting Agent

Ultimus Fund Solutions, LLC (“Administrator”), located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides administration, fund accounting and transfer agency services to the Fund and supplies certain officers to the Fund, including a Principal Financial Officer pursuant to a fund services agreement between the Administrator and the Fund. For its services as administrator, transfer agent, and accounting agent, the Fund pays Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

The Fund paid administration fees to the Administrator for the fiscal year ended March 31 as follows:

	2026	2025
Administration Fees	$[__]	$98,168

Distributor

Ultimus Fund Distributors, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor may retain additional broker-dealers and other financial intermediaries (each a “Selling Agent”) to assist in the distribution of Shares and Shares are available for purchase through these Selling Agents or directly through the Distributor. Generally, Shares are only offered to investors that are U.S. persons for U.S. federal income tax purposes.

During the fiscal year ended March 31, the Fund’s distributor received the underwriting fees and other compensation listed below.

	2026	2025
Net Underwriting Discounts and Commissions	$[__]	$0
Compensation on Redemptions and Repurchases	$[__]	$0
Brokerage Commissions	$[__]	$0
Other Compensation*	$[__]	$29,206

*	The Distributor received this amount from the Adviser as compensation for its distribution services to the Fund.

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Legal Counsel

DLA Piper LLP, 1201 West Peachtree Street, Suite 2900, Atlanta, Georgia 30309, acts as legal counsel to the Fund.

Custodian

U.S. Bank , N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 425 Walnut Street, Cincinnati, Ohio 45202.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tait, Weller & Baker, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Tait, Weller & Baker, LLP is located at Two Liberty Place, 50 S. 16th Street, Suite 2900, Philadelphia, PA 19102-2529.

FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal period ended March 31, 202 6 contained in the Fund’s annual report  dated March 31, 202 6 [will be] incorporated by reference to this SAI. You may request a copy of the Fund’s annual and semi-annual reports at no charge by calling the Fund at 833-822-4060 or by visiting https://beaconpointefunds.com.

[TO BE INCORPORATED BY REFERENCE IN AMENDMENT]

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APPENDIX A

BEACON POINTE ADVISORS, LLC

PROXY VOTING POLICIES AND PROCEDURES

These policies and procedures, which may be amended from time to time, apply to the voting of proxies by Beacon Pointe Advisors, LLC (“Adviser”). Unless otherwise requested by a client, the Adviser is responsible for voting proxies for securities held in certain clients’ accounts where BPA was responsible for selecting the investment. The appointed Independent Manager is responsible for voting proxies for securities selected by the Independent Manager that are held in clients’ accounts. For the proxies that Beacon Pointe is responsible for voting, Beacon Pointe has retained, at its expense, a third-party proxy voting service. The vendor is not affiliated with Beacon Pointe. Beacon Pointe has adopted the third-party’s policy guidelines and client proxies will be voted accordingly.

SECTION 1 - PROXY VOTING GUIDELINES

The fundamental guideline followed by the Adviser in voting Proxies is to make every effort to ensure that how shares are voted is in the best interest of clients/beneficiaries and the value of the investment. Absent exceptional circumstances of the types described below, it is the policy of the Adviser to exercise its proxy voting discretion by the guidelines outlined in Exhibit A (“Proxy Voting Guidelines”). The Proxy Voting Guidelines apply to the voting of proxies that Beacon Pointe is responsible for voting. Proxies for securities held in accounts designated to an Independent Manager will be voted on by the third-party investment manager appointed to each account according to their respective written proxy voting policies and procedures.

SECTION 2 – VOTING RESPONSIBILITY

The Chief Compliance Officer or designee has the responsibility of voting proxies received by the Adviser (“Responsible Voting Party”).

SECTION 3 – THIRD PARTY DELEGATION

The Adviser may delegate to a non-affiliated third-party vendor the responsibility to review proxy proposals and make voting recommendations to the Adviser. The Adviser will ensure that any third-party recommendations followed will be consistent with the Proxy Voting Guidelines.

SECTION 4 - APPLICATION OF PROXY VOTING GUIDELINES

It is intended that the Proxy Voting Guidelines will be applied with a measure of flexibility. Accordingly, except as otherwise provided in these policies and procedures, the Adviser may instruct the Responsible Voting Party to vote contrary to the Proxy Voting.

Guidelines if it is determined that such action is in the best interests of the clients/beneficiaries. In exercising its voting discretion, the Adviser may consider various factors relating to the matter and the nature of the proposal. Similarly, poor past performance, uncertainties about management and future directions, and other factors may conclude that particular proposals may present unacceptable investment risks and should not be supported. In addition, the proposals should be evaluated in context. For example, a particular proposal may be acceptable standing alone but objectionable when part of an existing or proposed package, such as where the effect may be to entrench management. The Adviser will document the rationale for any proxy vote contrary to the Proxy Voting Guidelines as part of the recordkeeping process.

SECTION 5 - CONFLICTS OF INTEREST

The Adviser may occasionally be subject to conflicts of interest in the voting of proxies due to business or personal relationships it maintains with persons having an interest in the outcome of certain votes. For example, the Adviser and/or its employees may occasionally have business or personal relationships with other proponents of proxy proposals, participants in proxy contests, corporate directors or candidates for directorships.

If at any time the Adviser and/or the Responsible Voting Party become aware of any type of potential or actual conflict of interest relating to a particular proposal, they will promptly report such conflict to Compliance. Conflicts of interest will be handled in various ways depending on the type and materiality. This includes:

1.	Where the Proxy Voting Guidelines outline the Adviser’s voting position, as either “for” or “against” such proxy proposal, voting will be accordance with the Adviser’s Proxy Voting Guidelines.

2.	Where the Proxy Voting Guidelines outline the Adviser’s voting position to be determined on a “case by case” basis for such proposal, or such proposal is not listed in the Proxy Voting Guidelines, then one of the two following methods will be selected by the Adviser depending upon the facts and circumstances of each situation and the requirements of applicable law:

a.	Voting the proxy in accordance with the voting recommendation of a non- affiliated third-party vendor.

b.	Voting the proxy pursuant to client direction.

SECTION 6 - PROXY VOTING RECORDS

The Adviser will maintain the following records under these policies and procedures:

1.	A copy of all policies and procedures.

2.	A copy of each proxy statement the Adviser receives regarding client’s securities.

3.	A record of each vote cast by the Adviser on behalf of a client.

4.	A copy of any document created by the Adviser that was material to deciding on how to vote proxies on behalf of a client or that memorializes the basis for that decision.

5.	A copy of each written client request for information on how the Adviser voted on behalf of the requesting client, and a copy of any written response by the Adviser to any (written or oral) client request for information on how the Adviser voted on behalf of the requesting client.

The foregoing records will be retained for such a period as is required to comply with applicable laws and regulations. The Adviser may rely on one or more third parties to create and retain the records referred to in items 2 and 3 above.

SECTION 7 - CLIENT DISCLOSURES

A copy of these policies and procedures will be provided to clients upon request. In addition, copies of the above outlined records, as they relate to particular clients, will be provided to those clients upon request.

It is generally the Adviser’s policy not to disclose its proxy voting records to unaffiliated third parties or special interest groups.

SECTION 8 - ERISA ACCOUNTS

Plans governed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) are to be administered consistent with the terms of the governing plan documents and applicable provisions of ERISA. In cases where proxy voting discretion for an ERISA Plan’s holdings rests with the Adviser, the foregoing policies and procedures will be followed, subject to the fiduciary responsibility standards of ERISA. These standards generally require fiduciaries to act prudently and to discharge their duties solely in the interests of participants and beneficiaries. The Department of Labor has indicated that the voting decisions of ERISA fiduciaries must generally focus on the course that would most likely increase the value of the stock being voted.

SECTION 9 - OTHER SPECIAL SITUATIONS

The Adviser may choose not to vote proxies in certain situations or for certain accounts, such as:

1.	Where a client has informed the Adviser that it wishes to retain the right to vote proxies, Adviser will instruct the custodian to send such proxy material directly to the client,

2.	Where the Adviser deems the cost of voting would exceed any anticipated benefit to the client,

3.	Where a proxy is received for a client account that has been terminated with the Adviser,

4.	Where a proxy is received for a mutual fund, the Adviser no longer manages (i.e., the Adviser had previously sold the entire position), and/or

5.	Where the exercise of voting rights could restrict the ability of an account’s portfolio manager to freely trade the position in question. In addition, the Adviser will not be responsible for voting any proxies for securities held in a client’s account where the client’s account is changing investment managers. In such cases, the Adviser will instruct the client’s custodian to send the proxy directly to the client for voting.

EXHIBIT A

Election of Directors

Case-by-case basis for election of directors, considering board structure, director independence, director qualifications, compensation of directors within the fund and the family of funds, and attendance at board and committee meetings.

Converting Closed-end Fund to Open-end Fund

Case-by-case basis for conversion of closed-end fund to open-end fund, considering past performance as a closed-end fund, market in which the fund invests, measures taken by the board to address the market discount, and past shareholder activism, board activity, and votes on related proposals.

Proxy Contests

Case-by-case basis on proxy contests, considering past performance, market in which fund invests, and measures taken by the board to address issues raised, past shareholder activism, board activity, and votes on related proposals.

Investment Advisory Agreements

Case-by-case basis on investment advisory agreements, considering proposed and current fee schedules, fund category and investment objective, performance benchmarks, share price performance relative to that of peers; and magnitude of any fee increase.

New Classes or Series of Shares

FOR creating new classes or series of shares.

Preferred Stock Authorization

Case-by-case basis for authorization for or increase in preferred shares, considering financing purpose and potential dilution for common shares.

1940 Act Policies

Case-by-case basis for 1940 Act policies, considering potential competitiveness, regulatory developments, current and potential returns, and current and potential risk.

Changing a Fundamental Restriction to a Non-fundamental Restriction

Case-by-case basis on changing fundamental restriction to non-fundamental restriction, considering fund’s target investments, reasons for change, and projected impact on portfolio.

Changing Fundamental Investment Objective to Non-fundamental

AGAINST proposals to change the fund’s fundamental investment objective to non-fundamental.

Name Rule Proposals

Case-by-case basis for name rule proposals, considering the following factors: political/economic changes in target market; bundling with quorum requirements or with changes in asset allocation, and consolidation in the fund’s target market.

Disposition of Assets, Termination, Liquidation

Case-by-case basis for disposition of assets, termination or liquidation, considering strategies employed, company’s past performance, and terms of liquidation.

Charter Modification

Case-by-case basis for changes to the charter, considering degree of change, efficiencies that could result, state of incorporation, and regulatory standards and implications.

Change of Domicile

Case-by-case basis for changes in state of domicile, considering state regulations of each state, required fundamental policies of each state; and the increased flexibility available.

Change in Sub-classification

Case-by-case basis for change in sub-classification, considering potential competitiveness, current and potential returns, risk of concentration, and industry consolidation in the target industry.

Authorizing Board to Hire and Terminate Sub-advisors without Shareholder Approval AGAINST authorizing the board to hire and terminate sub-advisors without shareholder approval.

Distribution Agreements

Case-by-case basis for approving distribution agreements, considering fees charged to comparably sized funds with similar objectives, proposed distributor’s reputation and past performance, and competitiveness of fund in industry.

Master-Feeder Structure

FOR establishment of a master-feeder structure.

Changes to Charter

Case-by-case basis for changes to the charter, considering degree of change implied by the proposal, resulting efficiencies, state of incorporation, and regulatory standards and implications.

Mergers

Case-by-case basis for proposed merger, considering resulting fee structure, performance of each fund, and continuity of management.

Shareholder Proposals Independent Directors

FOR shareholder proposals asking that a three-quarters majority of directors be independent. FOR shareholder proposals asking that board’s Audit, Compensation, and/or Nominating committees be composed exclusively of independent directors.

For proposals asking that the Chairman be independent.

Establish Director Ownership Requirement

AGAINST establishing a director ownership requirement.

Reimbursement of Shareholder for Expenses Incurred

Case-by-case basis for reimbursing proxy solicitation expenses.

FOR reimbursing proxy solicitation expenses in cases where the vendor recommends in favor of the dissidents.

Terminate the Investment Advisor

Case-by-case basis for terminating the investment advisor, considering fund’s performance and history of shareholder relations.

BEACON POINTE MULTI-ALTERNATIVE FUND

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: None.

Part B: The financial statements of the Registrant [will be] incorporated by reference to Registrant’s annual report for the period ended March 31, 202 6 filed with the SEC on June [__] , 202 6 . [TO BE INCORPORATED BY REFERENCE IN AMENDMENT]

2. Exhibits

a(1).	Agreement and Declaration of Trust is incorporated herein by reference to Registrant’s Registration Statement filed on December 15, 2023.
a(2).	Certificate of Trust is incorporated herein by reference to Registrant’s Registration Statement filed on December 15, 2023.
a(2)(i)	Certificate of Amendment to Certificate of Trust is incorporated herein by reference to Registrant’s Registration Statement filed on December 15, 2023.
b.	By-Laws are incorporated herein by reference to Registrant’s Registration Statement filed on December 15, 2023.
c.	Voting Trust Agreements: None
d.	Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders’ Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article III, "Meetings of Shareholders" of the Registrant's By-Laws.
e.	Dividend reinvestment plan is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
f.	Not applicable.
g(1).	Investment Advisory Agreement filed herewith .
h(1)	Distribution Agreement is filed herewith.
i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.
j.	Custodian Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
k(1).	Fund Services Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on July 3, 2024.
k(2).	Expense Limitation Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on May 23, 2024.
l(1).	Opinion of Counsel is incorporated herein by reference to Registrant’s Registration Statement filed on June 27, 2024.
l(2).	Consent of Counsel is filed herewith.
m.	Non-resident Trustee Consent to Service of Process: Not applicable
n.	Consent of Independent Registered Public Accounting Firm to be filed by amendment .
o.	Omitted Financial Statements: None
p.	Initial Capital Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
q.	Model Retirement Plan: None

r(1).	Code of Ethics-Fund is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
r(2).	Code of Ethics-Adviser is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
r(3).	Code of Ethics-Principal Underwriter/Distributor is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
s(1).	Powers of Attorney for the Trust, and a certificate with respect thereto, and each trustee and executive officer, is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
s(2).	Power of Attorney for Clifford Schireson is incorporated herein by reference to Registrant’s Registration Statement filed on May 23, 2024.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of June 30, 202 6 : [TO BE UPDATED BY AMENDMENT]

Title of Class	Number of Record Holders
Class I Shares of Beneficial Ownership	[___]

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant's Declaration of Trust (the "Declaration of Trust"), filed as Exhibit (a)(1) hereto, and to [Section 7] of the Registrant's Underwriting Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801- 60943), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Ultimus Fund Solutions, LLC, the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. The other required books and records are maintained by the Adviser at 24 Corporate Plaza Drive, Suite 150, Newport Beach CA 92660.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d)The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not applicable.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 29th day of May , 202 6 .

BEACON POINTE MULTI-ALTERNATIVE FUND

By:	/s/ Tanya L. Boyle
Name: Tanya L. Boyle
Title: Attorney-in-Fact
* Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date
Mary Moran Zeven*	Trustee & Chairwoman	May 29, 2026
Carrie Schoffman*	Trustee	May 29, 2026
Clifford Schireson*	Trustee	May 29, 2026
Michael Dow*	President and Principal Executive Officer	May 29, 2026
Jessica Chase *	Treasurer, Principal Financial Officer, and Principal Accounting Officer	May 29, 2026

*	Affixed by Tanya Boyle

Attorney-in-Fact - Pursuant to Powers of Attorney

Exhibit Index

g (1)	Investment Advisory Agreement
l(2).	Consent of Counsel